UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 5, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Report and Financial Statements 2020

tgs
0900-TK-002
5109 m3
Gasolina Estabilizada
tgs

Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of and for the year ended December 31, 2020

TABLE OF CONTENTS

01 |CONSOLIDATED ANNUAL REPORT

02 |CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders’ equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

03 |AUDITOR’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Main Financial Indicators

Financial Position
(in million of Argentine Pesos)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
12/31/2017
12/31/2018
12/31/2019
12/31/2020
Total equity (Secundary axis)
Assets
Liabilities

Statement of Income Summary
(in million of Argentine Pesos)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
12/31/2017
12/31/2018
12/31/2019
12/31/2020
Operating profit before depreciation and impairment
Total comprehensive income
Revenues (Secondary axis)
Costs (Secondary axis)

Earnings per share
(in Argentine Pesos per share)
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-
12/31/2017
12/31/2018
12/31/2019
12/31/2020

As of December 31,			
	2020	2019	2018	2017
	(in thousands of Argentine Pesos)			
Consolidated Comprehensive Income Summary				
Revenues	**55,871,438**	**66,111,903**	**71,336,882**	**41,787,793**
Natural gas transportation	23,501,610	30,795,577	32,381,937	15,615,086
Liquids Production and Commercialization	27,596,696	31,500,457	34,822,547	23,401,470
Other Services	4,773,132	3,815,869	4,132,398	2,771,237
Operating Profit	**20,640,970**	**26,899,485**	**29,858,321**	**12,994,649**
Net Financial Results	(12,971,658)	(3,944,565)	(5,960,872)	(1,106,502)
Total comprehensive income before Income Tax	7,690,622	22,911,548	23,935,579	11,933,469
Total comprehensive income for the year	**3,286,199**	**17,432,963**	**23,907,996**	**12,044,628**
Consolidated Financial Position Summary				
Total Current Assets	15,799,305	28,507,744	48,510,547	22,175,939
Property, plant and equipment	98,873,425	101,496,521	81,018,439	71,542,203
Total non current assets	112,795,061	101,644,461	81,215,704	71,759,847
Total Assets	**128,594,366**	**130,152,205**	**129,726,251**	**93,935,786**
Total Current Liabilities	8,109,673	10,826,170	14,966,504	14,445,721
Total Non current liabilities	54,458,049	53,864,917	49,951,509	26,547,442
Total Liabilities	**62,567,722**	**64,691,087**	**64,918,013**	**40,993,163**
Minority interest	**31**	**38**	**22**	**25**
Total equity	**66,026,644**	**65,461,118**	**64,808,238**	**52,942,623**
Consolidated Cash Flow Summary				
Cash flows provided by operating activities	28,513,908	18,377,571	26,799,727	11,637,447
Cash flows (used in) / provided by financing activities	(5,074,595)	(15,409,102)	4,291,402	(125,410)
Cash flows used in investing activities	(30,087,887)	(22,659,101)	(9,908,595)	(8,120,980)
Net (decrease) / increase in cash and cash equivalents	(6,648,574)	(19,690,632)	21,182,534	3,391,057
Cash and cash equivalents at the end of the year	**4,653,406**	**13,294,402**	**34,858,984**	**8,202,778**

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1.Letter to our Shareholders, Customers, Employees and Suppliers

The difficulties and challenges that this fiscal year has put forward to tgs, have brought to light our unwavering commitment both to our shareholders and to the community where we conduct our businesses. The outbreak of virus COVID-19 (“COVID”) declared as a pandemic by the World Health Organization (“WHO”) in March 2020, strengthened tgs’ human capital, who overcame all the difficulties and fulfilled the outlined objectives with commitment and dedication.

Being the main natural gas transporter in Argentina, where we operate the longest pipeline system in Latin America, our mission is to integrate natural gas production and consumption, contributing to the sustainable development of our country and to the improvement of our communities’ quality of life. Throughout the year 2020, we continued rendering services committed to safety, environmental and health care, meeting the high quality and efficiency standards and complying with each of the sanitary provisions adopted by the national, provincial and municipal entities.

Based on our motto, “energy that drives forward”, we are developing a cultural change that relies on three main cornerstones: focus on the client, innovation and achievement. We are aware that our team is the key to our success and we believe in its high commitment and capacity to face new challenges.

Our Business Performance in 2020

Our businesses were conducted amidst a scenario of great volatility and uncertainty derived from the outbreak of the COVID pandemic and its impact on the world’s and Argentina’s economy. Since the moment the Argentine Government dictated social distancing and preventive measures (hereinafter: “ASPO”, for its acronym in Spanish), our priority has been to protect the health and safety of all the people who make tgs team. Our prompt response in the design and implementation of processes allowed us to carry on a safe and efficient management, which proved to be crucial as it allowed us to keep rendering a quality service without interruptions and reach major achievements.

All our activities constitute an essential public service and from the beginning, we took all the measures required to preserve the integrity of our businesses, developing an efficient and responsible operation, looking after our clients and suppliers and protecting tgs’ value for our shareholders, focusing on environmental care and the impact of our activities on the community.

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In 2020 our revenues reached Ps. 55,871 million and our operating profit before depreciation and impairment was of Ps. 29,916 million, representing negative variations of 18% and 7%, respectively, with respect to 2019.

Performance in the Natural Gas Transportation segment was severely struck by the lack of update in its tariffs. The last granted update goes as far back as to April 2019, because afterwards Law N° 27,541 and its complementary regulations dictated tariff freeze and the renegotiation of the tariff review in force. To make matters worse, owing to ASPO, between March and April we recorded some delays in collections from our main clients whose revenues were considerably affected by the pandemic.  As from the second quarter of the year, collections began to recover partially and they are now in line with standard terms.

In spite of having had talks with competent authorities, as well as having presented to them all the required information, we have not achieved significant progress towards a tariff increase. This setback has had a significant impact on the profitability of this business.

Transporting 60% of the gas consumed in Argentina, our main pipeline system satisfactorily met the demand for natural gas transportation. In response to COVID, we have sought to optimize our investments without affecting safety and reliability conditions.

We faced another challenge in the efficient management of the Cerri Complex and, thanks to the implemented measures and the commitment of our people, we reached a volume of 1,167,643 tons of liquids of natural gas (“Liquids”), which constituted a historic record, in spite of the economic and sanitary scenario. It is also worth mentioning that we hit a new daily production record of 3,826 tons, overcoming the record hit in December 2017.

Our performance at the Puerto Galván facilities in 2020 was also noteworthy, as we hit a new record in truck loading, increasing to 33,000 units. In August, we could carry out, for the first time, the loading of larger trucks, allowing our clients to enhance the commercialization of their products.

The COVID crisis negatively affected Liquids reference prices. Whereas in the domestic market, prices of liquefied petroleum gas ("LPG") from the quota of tons sold under the LPG supply program for bottles at subsidized prices continued without variations in accordance with the provisions of Decree No. 311/2020, international reference prices suffered significant drops towards the end of the first quarter, which were then recovering throughout the year.

Owing to new commercialization strategies, we could reduce by 39% the average price in natural gas purchases, in US dollars, partially offsetting the drop in international prices.

In the Other Services segment, we concluded the full start-up of the new pipelines and conditioning plant in Tratayén, in the Vaca Muerta area. In spite of the context, we have proven that we can act with decision and resilience and we are true to the firm commitment we undertook as the first midstreamer in the development of the Vaca Muerta hydrocarbon formation (“Vaca Muerta”).

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As evidence of this, we finalized the works that allowed the start-up of the measurement station that connects the Tratayen plant to TGN Central West Pipeline and we entered new agreements with Shell Argentina S.A. We also increased our transportation and conditioning offer with Tecpetrol S. A. and Gas y Petróleo de Neuquén S.A. (“GyP”) and operations in Plaza Huincul with Oilstone Energía S.A. and GyP. All these agreements will allow us both to capitalize our investment and expand our businesses, as well as to strengthen our role in the energetic development of Argentina.

It is worth mentioning the inauguration of the second expansion of the Turbo- machinery Workshop at the Cerri Complex, which will allow us to enhance and expand our maintenance services.

One of our objectives is to mitigate the impact and preserve the natural resources that surround our operations. For such purpose, we have defined a set of environmental goals that range from the minimization of generated waste, the reduction in the consumption of water and energy to the definition of an indicator in the reduction of the carbon footprint.

In terms of safely, we hit a historical record as we reached 7 months of operations free from personal incidents at our facilities and works. Moreover, in 2020 we notably improved our personal incidents rate, obtaining a 1.37 rate (down from the value of 4.80 recorded in 2019). We owe all these achievements to teamwork and the responsible commitment of each individual in every business.

The pandemic scenario consolidated our commitment to the community. We articulated with the national Ministry of Health, the donation of state-of-the-art medical supplies for Ps. 68 million to support the fight against COVID.

Another tgs cornerstone is the cultivation of quality bonds with our staff. With a workforce of 1,099 persons in 2020, our focus was at all times placed on their welfare and safety.

Thanks to the cooperation and commitment of all the people that constitute tgs, these measures allowed us to reach all our outlined objectives and to keep contributing positively to the development of Argentina. We thank the commitment and resilience of all our workers who either from their remote workstations or from our facilities could overcome the difficulties, responding with remarkable commitment, swiftness and flexibility to the pandemic challenges.

We had to face a financial context where the main variables have recently been impacted by the COVID crisis, which affected loans costs, hedge transactions, liquidity and access to capitals, on the whole. With the aim of mitigating such impact, we had to implement an exhaustive daily control of our cash flows evolutions to optimize their use and protect their value. Our indebtedness profile remained low, so we could maintain a balanced capital structure.

For the first time we were acknowledged in three categories of the ranking carried out by the renowned Institutional Investors magazine from the United States. This ranking assesses the

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vision of investors with regards to the role of the area “Relation with Investors” and “Sustainability” of public companies in Latin America.

Future Outlook

The future of natural gas as an essential fuel in the energy matrix of our country gets stronger and stronger year after year, which will hopefully make Argentina a sustainable country of great growth. tgs consolidates itself as a render of integrated services in the hydrocarbon industry.

Because of COVID, the future posits to tgs an unprecedented scenario. We are redoubling our efforts to ensure safety for all our people and to continue rendering a reliable public service of excellence, contributing to the whole energy sector’s value chain.

Our strategy aims at positioning tgs in a leading role, through undertakings that are vital for the future of our country, thus consolidating our growth with a dramatic leap. To this aim, we are adopting an innovating vision, focusing on our clients and seeking new businesses opportunities with the focus in Vaca Muerta.

The current economic situation and the tariff review process faced by authorities implies that we must continue generating valid and constructive dialogue channels that ensure a profitable and efficient natural gas transportation business, aligned to the energetic development of the country, bearing in mind the needs of our domestic and export markets and our stakeholders.

Given the role we play in the community, we consider ourselves responsible to show our commitment to the society in general and for that reason, our vision is to be a sustainable management model, working with passion in the creation of differential value for our shareholders, customers, employees and other stakeholders.

We thank our shareholders for the permanent trust placed in our performance, our clients and suppliers for being part of our businesses and our staff for their unwavering cooperation, commitment and dedication. Their joint efforts have positioned us at the highest performance standards throughout our track record of 28 years, which —allied to the cultural change process we have started— will earn us a leading role at the forefront of our industry.

Horario Turri

  Chairman

2. Macroeconomic context

The year 2020 was marked by the socio-economic consequences of the sanitary crisis derived from the spread of COVID, which has affected a great deal of countries with varied levels of severity. In March 2020, the World Health Organization (WHO) declared COVID a worldwide

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pandemic. This disease has already taken its toll with countless deaths and— in line with estimates calculated by the international monetary fund (“IMF”)— will cause near 90 million people fall into extreme poverty.

The beginning of the pandemic was in Wuhan, China, in November 2019; its focus later shifted to the European continent and the United States. Between the months of May and August 2020, while the European continent was gradually lifting lockdown measures—as in several countries of Asia and Oceania-, the focus of the pandemic moved to the American continent, where the number of infections grew in a sustained manner. However, since mid-September, the number of infections in the European countries rose again, so countries had to go back to several measures that imply a contraction in the economy and higher volatility derived from the uncertainty in the sanitary situation. In the meantime, the American continent has maintained a high level of infections.

In order to reduce sanitary risks and prevent the overwhelming of health systems by avoiding the spread of the virus, countries implemented a series of drastic measures, such as the closing of frontiers, population lockdowns and stoppage of non-essential activities, which provoked a marked global economic recession. Although detection tests are more generalized, treatments are improving and vaccine tests are making progress in an unprecedented pace — a massive vaccination process has already been launched— the most common tool has been distancing and testing.

The scenario describe above has generated major consequences that include a significant economic contraction on a worldwide level, the impact and scope of which are yet to be discovered. Currently, to a lesser o greater extent, all the countries are going through several stages of resurgence of the illness, which adds even greater uncertainty to the worldwide outlook. Said uncertainty escalates by the unequal response capacity of richer and poorer countries.

Under such framework, organizations on the whole and tgs in particular have adopted several measures to mitigate risks to communities, employees and operations.

2.1 Argentine Context

Owing to the sanitary situation described above, the National Government, by means of Decree N° 297/20, implemented a series of measures to restrict citizens’ circulation. The most drastic measure dictated the ASPO, which came into effect in March 20, 2020, and only allowed the circulation of people related to the rendering or production of essential services or products. From that date onwards, though with certain flexibilization —subject to the country area— said isolation kept being extended subject to the epidemic situation. Said strict measure has been replaced by the preventive and mandatory social distancing” (“DISPO”, according to its initials in Spanish), for people who reside or circulate in the urban centers in the districts or departments of the Argentine provinces that do not have sustained virus transmission, whereas ASPO is maintained in places where it is assumed that there is still community transmission.

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Over the last years, the Argentine outlook has not been encouraging due to the political instability derived from the general elections held in 2019, which increased the level of mistrust from financial markets.  The Argentine economy was in a recessive process, situation that became worse with the outbreak of COVID in March 2020. As in many other countries, the Argentine Government took several economic measures aimed at mitigating impact on the most vulnerable sectors and upholding the economy. Among said measures, we can mention:

•By means of Decree N° 332/2020 dated April 1, 2020, to help employers and workers affected by the sanitary situation, the Emergency Assistance Program for Work and Production was created (“ATP”, according to its initials in Spanish);

•Several measures were devised to assist the most vulnerable sectors such as an Emergency Family Income (“IFE”, according to its initials in Spanish);

•Termination without cause was forbidden and a public occupational emergency was declared, with the obligation to pay double severance payments in the assumptions of terminations without good cause;

•The Argentine Central Bank (hereinafter: “BCRA”, for its acronym in Spanish or “Central Bank”) continued tightening exchange controls established since September 1° 2019, during Mauricio Macri’s administration. Further information on this topic is given below in this section;

•Price ceilings programs were extended for basic products defined in the “Electronic System for Publishing of Argentine Prices (“SEPA”, for its acronym in Spanish)”;

•Electricity and natural gas tariff charts were frozen initially for 180 days –term that was later extended through Decrees N° 543/2020 and 1020/2020, tariff freezing that remains in effect as of this date – Measures also allowed the intervention of the National Electricity Regulatory Agency (“ENRE” for its acronym in Spanish) and the National Gas Regulatory Body (hereinafter, “ENARGAS” for its acronym in Spanish).

•In the energy field, several measures have been devised to encourage production and reduce the impact on certain kind of natural gas consumers (for further information, see the Natural Gas Industry section below).

We have weathered strong volatility in the main variables of the macroeconomic context where we have conducted our business.

In terms of currency exchange, as from April 2020, by means of the issuance of several communications, the BCRA defined measures that tighten restrictions to access to the Free and Single Foreign Exchange Market (“MULC”, for its acronym in Spanish), including measures related to the operation of stock assets by companies.

These restrictions to the MULC aim at restraining the demand for dollars and include the obligation to request previous authorization from the BCRA for certain transactions, among which the following are worth mentioning:

•Dividend payments to non-residents

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•Payment for the import of certain goods overseas or payment of debt derived from the import of goods, except for some exceptions expressly foreseen in the applicable regulations;

•Creation of external assets; and

•Payment of financial loans to non-residents.

In the case of having requested access to the MULC, a commitment must be undertaken to enter and settle funds received abroad in the exchange market— within the term of five working days upon its availability—related to the collection of loans granted to third parties, the collection of a term deposit or the sale of any asset— when said assets has been acquired, the deposit constituted or the loan granted after May 28, 2020—.

Also, on September 15, 2020, BCRA issued Communications “A” 7105 and 7106, by means of which it is stipulated, among other measures, that those who have financial debt with independent parties with principal maturities in foreign currency between October 15,2020 and March 31, 2021, must present to the BCRA a principal maturities refinancing plan. Said plan shall be based on the following criteria: (a) that the net amount with which it will enter into the exchange market in the original terms shall not exceed 40% of the principal amount with maturity in the period indicated above, and (b) that the rest of the principal shall be, at least, refinanced as new external indebtedness with an average life of 2 years, as long as the new indebtedness is settled in the exchange market.

Additionally, the exchange regime had already determined it was mandatory to enter and settle into national currency the funds obtained as earnings in the following operations and concepts, among others:

•Goods and services exports

•Collection of exports prefinancing, advance payment and post financing

•Services exports

•Disposal of foreign assets.

In spite of the above, the exchange rate, according to the issuances of the Argentine National Bank (“BNA”, for its acronym in Spanish) kept its rising trend, closing at $ 84.15 per United States dollars as of December 31, 2020, from the $ 59.89 recorded at the closing of 2019 (representing approximately a 40% increase).  However, as of December 31, 2020, the gap with respect to the United States dollar alternative quotes obtained at the market was close to 70%.

Regarding sovereign debt, on August 31, 2020. the National Government achieved the restructuring of the Argentine debt under foreign legislation with an endorsement higher than 93.5%. Moreover, driven by the activation of collective action clauses, said endorsement percentage rose to 99%. In compliance with the provisions of Law N° 27,556, Decree N° 676/20 and Resolution N° 381/20, the Argentine Government delineated the terms of the change of debt issued under Argentine legislation. Said terms contained characteristics similar to the proposed to holders of debt issued under foreign legislation.

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In spite of the successful result of the debt exchange mentioned above, measures adopted by the Central Bank and the global uncertainty (see “International Scenario”) has increased the country risk premium paid by the Argentine debt, measured through the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, to around 1,368 points as of December 31, 2020.

The economic activity stoppage and the response of the government to address said situation with several assistance plans—, such as the Emergency Assistance Program for Work and Production (“ATP”, according to its initials in Spanish) and the Emergency Family Income (“IFE”, according to its initials in Spanish)— significantly increased public expense, which triggered fiscal deficit to 6.4% of the GDP.

Given this scenario and unable to access international credit markets, the Government financed itself mainly with assistance from the BCRA through the monetary issuance. Therefore, Argentine pesos debt issuances conducted in this scenario centered on the obtaining funds to cancel debts with the BCRA, conduct bonds exchange programs and reduce pressure on the exchange rate.

As of the date of the issuance of the present annual report, Argentina is renegotiating its obligations with the IMF, being unpredictable both the outcome of such negotiations and its consequences over the financial and macroeconomic situation.

In spite of measures implemented in the MULC, BCRA reserves remained under pressure, decreasing to US$ 39,410 million in December 2020 from US$ 44,848 million in December 2019.

Activity levels have been dramatically affected by COVID in 2020, recording a year-over-year drop of 10%.

Consumer Price Index (“IPC”, according to its initials in Spanish) in 2020 was of 36.1%, whereas the 2019 IPC had been of 53.8%. By the last months of 2020, an acceleration dynamics was observed, as isolation measures were becoming more flexible, the National Government regulations to mitigate COVID impact began to be lifted and prices started to become more stable.

The Wholesale Price Index (“IPIM”, according to its initial sin Spanish) hit 35.4% in 2020, whereas it had been of 58.5% in 2019.

The salary index recorded a 33% increase in 2020, below inflation levels, which implied deterioration in purchasing power.

Trade balance in 2020 was a surplus of US$ 12,528 million. Total exports were US$ 54,884 million whereas imports amounted to US$ 42,356 million. Exports fell by 16% compared to the year 2019, mainly because of industrial manufacturing and fuel and energy. On the other hand, imports volumes decreased by 14% in 2020 versus the previous year, mainly as a result of the drop in parts and accessories for capital assets, vehicles, car spare parts, fuel and lube oil.

Fiscal revenues closed the year 2020 with an increase of 32%, some 4 points below inflation. Value Added Tax revenues (“VAT”) went up by 24% (lower than inflation levels). Income Tax and Personal Assets Tax account for a great deal of the increase in revenues, although towards

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the end of the year revenues related to the domestic market and consumption started to bounce back to pre-pandemic levels.

As of the date of the issuance of the present annual report, it is not possible to foresee either the impact or the duration of this volatility and uncertainty scenario, nor the effect that the measures that have been and will be adopted in the future might have. They could negatively affect results, the financial condition and cash flows. However, given tgs financial condition, we estimate we will be able to continue honoring our financial commitments in the near future.

2.2 International Scenario

Based on the World Economic Outlook (“WEO”) issued by the International Monetary Fund (“IMF”), it is expected that as a result of the outbreak of COVID-19 pandemic, the world economy will present a 4.4% contraction in 2020, not as steep as it had been estimated at the beginning of the pandemic. According to the same issuance, world growth for the year 2021 is projected at 5.2%. It should be mentioned that expectations for the oncoming years involve an increase in poverty levels and unemployment rates.

Besides the negative impact of COVID, in March 2020 an attempt to reach an agreement to stabilize the oil market between the members of the Organization of Petroleum Exporting Countries (“OPEC”) and Russia failed. As a consequence of this failure in negotiations, Saudi Arabia decided to increase oil production. This decision in a moment when the demand for oil was falling due to the impact of COVID on world trade and economy, unchained the steepest decrease in the price of oil since 1991, a drop of around 30%. This drop in the international prices of oil and its byproducts has added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas, mainly in the Vaca Muerta area. During 2020 Saudi Arabia, Russia and the members of the OPEC agreed on several occasions to decrease the production of oil, reaching the steepest cutback ever agreed among the world’s oil producers.

3. Natural Gas Industry in Argentina

Natural gas demand

The analysis of the fluctuations of natural gas demand in Argentina reflects a critical point upon the enactment of Decree 297/2020, which determines ASPO as from March 20. In the graph below, it can be seen how as from April 2020 gas consumption (represented by bars) drops with respect to the year 2019 (represented by a line) due to this effect and to the lower availability of natural gas in the local basins.

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Natural gas consumption per sector (2020)

Source: our own elaboration.

It can be observed that natural gas consumption during the first quarter of 2020 was at similar levels as the previous year. The steepest variations were recorded in the sector of electricity generation, mainly derived from temperature variation and water availability when comparing to the same periods in 2019 and —to a lesser extent— during the first quarter of 2020 there were higher exports to Chile. As from the second quarter onwards, the most impacted sectors by the lockdown were vehicle compressed natural gas (CNG) and the industrial sector. Likewise, the electricity demand at industries and shops fell over said months (drop partially offset by higher residential consumption). Besides, higher renewable and nuclear energy were recorded as well as the entrance of more efficient thermal plants generation. All these factors, added mainly to lower gas availability in the fields, generated lower natural gas consumption by the electricity power plants, which resorted to the use of alternative fuels in winter. Towards the end of the year, certain recovery may be observed in the most severely struck sectors, although we are still below last year records, mainly in exports that could not recover partially due to the drop in natural gas production.

The graph below shows the variations in 2020 months versus 2019, in MMm3/day for each demand sector.

Natural gas consumption variation per sector (2020 vs. 2019)

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Source: Our own elaboration.

Natural gas demand (yearly average in MMm3/d) went down by 8 MMm3/d versus 2019, mainly due to the drop in exports, industrial consumption, CNG and the consumption of electricity power plants (which had to resort to the use of substitute fuels –gasoil and fuel oil-  given the shortage in the availability of gas in winter).

Source: Our own elaboration.

In a breakdown analysis of total 2020 gas consumption per kind of user in Argentina, the most demanding natural gas sector remained the electricity generation sector, followed by priority demand, whereas the industrial sector ranks third.

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Source: our own elaboration.

Natural gas supply

The demand for natural gas in Argentina has a marked seasonality, with peak consumption months in winter, where the residential sector is mainly the source that originates such fluctuations in the demand. Gas needs during the warmer months (from October to April) are met by national natural gas production in Argentina, aided by the natural gas imported from Bolivia —in line with import agreement signed with our neighbor country—. However, such production falls short to cover the country’s gas needs during the coldest months (from May to September), which requires Argentina to import additional natural gas volumes proceeding from ducts that connect our system to neighboring countries (mainly Bolivia and occasionally Chile) and imports by means of liquefied natural gas regasification (“LNG”).

Throughout the year 2020, Argentine natural gas production went down, disrupting the rising trend that had been recorded over the last year. Said decline was mainly a result of the impact of ASPO on activity (drop in demand) and to mid/long term price signals perceived by the producer.

Source: SESCO, Energy Department.

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In 2020, natural gas production went down by 8.6% compared to the previous year, going down from an annual average of 135 MMm3/d to 124 MMm3/d, being the Neuquén basin the area that accounts for over 70% of the drop.

Natural gas production per basin (MMm3/d)

Source: SESCO, Energy Department.

In a breakdown analysis of natural gas operators, in 2020 YPF continued being the main producer of Argentina with 27% of the total, followed by Total Austral S.A. with 26%.

Main natural gas operator’s share over total Argentine production (2020)

Source: SESCO, Energy Department.

In spite of the decrease in the natural gas demand caused by ASPO measures, the drop of 11MMm3/d was translated into an increase in natural gas imports, compared to the previous year (+1,9 MMm3/d) and higher liquids consumption (gasoil and fuel oil) in electricity power plants, mainly in winter.

Although local gas availability deficit was higher (measured in m3), the prices of hydrocarbons imported to substitute it (natural gas from Bolivia, LNG, gasoil and fuel oil) presented a steep

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drop in the international context due to the pandemic. This situation led the Government to set the price of the so-called “barril criollo” at 45 USD/Bbl (Decree Nº 488/2020) and to outline a new scheme for export rates (between 0% and 8%, subject to Brent quotations) in order to ensure domestic production and supply levels.

Supply from Bolivia –under the framework of the agreement entered between both governments – resulted in an average of 14.9 MMm3/d, 0.9 MMm3/d higher than the volume recorded in 2019. On the other hand, liquefied natural gas imports (“LNG”) —by sea, re-gasified or injected in the natural gas transportation system at the Escobar port located in the Province of Buenos Aires— recorded an average contribution of 5,6 MMm3/d in 2020 (0,9 MMm3/d above LNG contributions recorded in the year 2019, of 4,7 MMm3/d, proceeding from the Escobar terminal).

The graph below shows the evolution of LNG imports between 2013 and 2020:

Owing to these changes in the natural gas market trends (lower production due to lack of mid or long-term prices signals, lower exports, higher imports and higher consumption of oil byproducts for power plants) the Government created the Natural Gas Scheme 2020-2024 through Decree N° 892/2020, signed November 13, 2020 (the “Gas.Ar Plan”). This plan points out at the need of meeting the demand for natural gas and establishes incentives to materialize immediate investments aimed at the maintenance and/or expansion of production basins, where the producers must commit to achieve a production curve that guarantees the maintenance and/or increase of current levels.

The program guarantees a mechanism that meets natural gas needs of priority demand and power plants, allowing exports of the unused balances in non-winter seasons. It has a four-year term that may be extended by the Energy Department based on its assessment of the gas market status. For offshore projects, the contemplated term is of up to 8 years due to the magnitude of such undertakings.

On December 3, 2020 the first Gas.Ar Plan bidding process was conducted, by means of which the Government sought a basis of 70 MMm3/d, with the following breakdown: 47,2 MMm3/d

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corresponding to the Neuquén Basin, 20 MMm3/d to the Austral Basin and 2.8 MMm3/d to the Northeast Basin, plus additional volumes in winter. Producers located in Neuquén offered 49.35 MMm3/d. Austral basin proposals added up to 18.5 MMm3/d. In other words, in aggregate, the initiative obtained 67.850 MMm3/d, slightly below the targeted volume.

By means of Resolution 391/2020, volumes were allocated and natural gas prices were approved at the point of entry to the transportation system (“PIST”, according to its acronym in Spanish). The table below provides a summary of same:

	PPP prices(USD/MMBTU)				Offered volume (MMm3/d)
	Bid	Summer	Winter	Add. Wint	Base	Add. Wint
NQ	3.57	2.93	4.46	4.64	48.95	3.60
AU	3.43	2.81	4.29	4.46	18.48	-
Total	3.53	2.90	4.42	4.59	67.43	3.60

On February 22, 2021, through Resolution No. 129/2021, the Energy Secretariat called for a new bidding within the framework of the Gas.Ar Plan to supply natural gas production for the winter period. Bids were submitted on March 2, 2021 and the awarding ceremony will take place on March 10, 2021.

Additionally, and with the same purpose of supplying the winter peak demand, YPF and Integración Energética Argentina S.A. ("IEASA") launched a bidding process for the acquisition of an LNG regasification vessel in Bahía Blanca as it has been done in the past.

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4. OUR BUSINESSES

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OUR BUSINESSES IN 2020

Natural Gas Transportation

Revenues generated by this business segment in 2020 amounted to Ps. 23,502 million, reflecting a variation of Ps. 7,294 million, compared to the Ps. 30,796 million recorded in 2019.

2020 Natural gas transportation Revenues
5%
11%
4%
80%
Firm Transportation
CAU
Interruptible Transportation
Others

Source: Our own elaboration

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Tariff Overview

The closing of the Tariff Review Process by means of ENARGAS Resolution N° 310/18 was essential towards the development of a sustainable natural gas transportation business that meets the high quality standards outlined by the ENARGAS, as we have done since we were given the License.

In 2020, on account of the economic scenario and the impact of COVID we did not receive any tariff increase whatsoever, although we would have been entitled to it in accordance with the Tariff Review Process.

On June 9, 2020, by means of Resolution N° 80/2020, the National Gas Regulatory Body (hereinafter, “ENARGAS”) created the Coordination and Centralization Commission - Law N° 27,541 and Decree N° 278/20, with the role of leading the tariff review process outlined in section 5 of Solidarity and Productive Reactivation Law No. 27,541 (“Solidarity Law”). The mentioned law dictated the freezing of natural gas transportation and distribution tariffs for the maximum term of 180 days starting on December 23, and authorized the National Executive to renegotiate them, whether under the framework of the Tariff Review in effect or through an extraordinary review in accordance with the provision of the Natural Gas Law.

On June 19, 2020, the National Executive issued Decree N° 543/2020, through which the effectiveness of Section 5 mentioned above was extended for an additional term of 180 calendar days, i.e. until December 16, 2020.

By means of Decree N° 1020/2020 the validity of said Section was further extended to an additional term of 90 calendar days (i.e., until March 16, 2021) or until the new transitory tariff charts come into effect, whichever occurs first.

Likewise, Decree N° 311/2020 (“Decree 311”, amended by Decree N° 756/2020) also suspended the measure of cutting off services due to lack of payment. This suspension would be effective for a term of 180 days, but later it was extended for a similar term (expiring on December 31, 2020). The mentioned Decree also determined the implementation of several measures to sustain the incomes of those sectors most severely affected by the crisis. Both the measures mentioned above and the several isolation and lockdown regimes have implied delays in collections related to this business segment. Although this collection situation has recently improved, it cannot be foreseen whether this progress can be kept in the future.

Throughout the 2020, ENARGAS’ intervention continued with the audit of the past Tariff Review process, which as of the date of the issuance of the present annual report has not been concluded.

Finally, on December 16, 2020, the National Executive issued Decree Nº 1020, marking the beginning of the current Tariff Review Process, corresponding to natural gas transportation and distribution companies, in accordance with the provisions of section 5° of the Solidarity and Productive Reactivation Law No. 27,541 within the framework of Public Emergency.

It stipulates that the renegotiation term shall not exceed two years as from the coming into effect of said decree, suspending until then, the Agreements corresponding to the current Comprehensive Tariff Review Processes in effect, within the scopes determined for each case by

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the Regulatory Entities. The renegotiation process shall be concluded with the subscription of a Definite Agreement Act on the Tariff Review.

The Decree appoints ENARGAS to conduct the renegotiation process. Within the renegotiation process, both transitory tariff adaptations and/or segmentation may be contemplated, as applicable. In addition, it shall be conducted through public hearing regimes, public consultation and citizen participation that are relevant and appropriate; and it may also allow the intervention of the National Treasury Procurer and the National Auditing Office.  Finally, the resulting agreement shall be endorsed by the corresponding governmental approvals.

On February 17, 2021, through Resolution No. 117/2021, the Energy Secretariat called a public hearing for March 15, 2021 to discuss the price of PIST to be subsidized by the National Government.

On February 22, 2021, ENARGAS issued Resolution No. 47/2021 by means of which a public hearing was called to be held on March 16, 2021 for the purpose of considering the transition tariff regime in accordance with the provisions of Decree 1020.

It must be underlined that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of agreeing on a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

Natural gas transportation system operation

Meeting the needs of 108 direct clients and 6.2 million of indirect clients, we keep performing a leading role in the natural gas industry in Argentina. The breakdown of the total firm capacity as of December 31, 2020 per kind of client is as follows:

Percentage of firm contracted capacity per user 2020
Industrials 8%
CNG 6%
Producers 4%
Generators 14%
Dealers 4%
Distribution Companies 64%
Distribution Companies
Dealers
Generators
Producers
CNG
Industrials

Source: Our own elaboration.

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As of December 31, 2020, total capacity contracted on a firm basis or “ship-or-pay” was of 82.4 MMm3/d. with a weighted average life cycle of approximately 11 years and a half.

In 2020, natural gas’ daily average injection to the pipeline system under firm or interruptible services operated by TGS amounted to 68.2 MMm3/d, lower than the average 73.8 MMm3/d of the fiscal year 2019, this as a result of the decline in the fields production recorded in all the basins.

It is worth mentioning that this year we achieved the entering of 93 new contracts, 46 with the exchange and displacement modality and 47 interruptible transportation services.

Natural gas transportation segment financial and operational indicators

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Liquids Production and Commercialization

In 2020, revenues related to this segment accounted for 49% of tgs total revenues. In a year over year comparison, revenues went down from Ps. 3,903 million, de Ps. 31,500 million reported in 2019 to Ps. 27,597 million in 2020.

Out of total tons dispatched in 2020, 33% were exported. On a breakdown analysis of the tons dispatched to the domestic market, 77% of them were sold at denominated prices, which are adjusted subject to the evolution of the United States dollar.

Due to the global scenario caused by COVID during the first months of 2020, there was a sharp drop in the international reference prices of the products we export, which was later

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mitigated as the global sanitary and economic situation was stabilized. Butane prices recorded an important increase in the last days of the year due to a drop in stock levels worldwide. Year-over-year prices average drops of propane, butane, and natural gasoline were 15%, 16% and 31%, respectively.

In the domestic field, as mentioned below, butane prices within the framework of Plan Hogar remained practically unchanged due to the measures adopted by the National Government to mitigate the impact of the pandemic on the economic and social situation of the most vulnerable sectors of the society.

In response to the COVID pandemic, we have set up a “Prevention Committee for COVID Contingencies”, with the aim of delineating the adoption of measures required for health prevention of our workers and contractors, and to ensure LPG processing and dispatch.

To this end, we strengthened on-call shifts at the Cerri Complex and Puerto Galván and we conducted several training and prevention activities that prevented product dispatches —either by truck or ship— from being interrupted by any incident related to COVID. All these tasks were coordinated with the corresponding sanitary authorities, in compliance with the protocols dictated within a national, provincial and municipal scope.

Foreign Market

Tons sold in the foreign market in 2020 added up to 378,706 tons, 20,142 tons lower than the 398,848 tons sold in 2019.

Liquids exports revenues in 2020 were Ps. 9.535 million and accounted for 17% of total net revenues and 34% of total Liquids Production and commercialization revenues (39% in 2019).

We continued commercializing LPG by land, dispatching approximately 16,543 trucks (379,635 tons) loaded with our own produce, versus the roughly 13,781 trucks (311,385 tons) dispatched in 2019. Trucks dispatches mainly aim at meeting domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin.

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In 2020, propane and butane deliveries overseas were conducted in a SPOT manner, seizing opportunities related to different market niches, which allowed us to increase considerably the fixed premiums of each transaction.

Regarding natural gasoline sales, tgs entered a new agreement with Petrobras Global Trading B.V., which included an improvement in the commercial terms in effect in 2018 for the period comprised between February 1, 2019 and January 31, 2020. Afterwards, we celebrated a further new agreement with the same client, for the term comprised between February 2020 and January 31 2021, with terms similar to the agreement that expired in January 2020.

Although with some volatility, 2020 average prices of propane, butane and natural gasoline for export recorded drops of 15%, 16% and 31%, respectively. The drop in international reference prices was mainly due to the effects of the pandemic but it has started to show signs of recovery since the last months of 2020.

By means of Law N° 27,541, until December 31, 2021, the National Executive was authorized to set export rates that shall not be above 33% of the taxable income or the official FOB price. Beyond the general ceiling mentioned above, —in connection with hydrocarbons— it is established that rates shall not exceed 8% of the taxable income or the official FOB price.

Finally, through Decree N° 488/2020 it was stipulated that the rate applicable to export duties on certain gas and oil products and byproducts— within which the products that tgs produces and exports are included— shall range between 0% and 8%, subject to the quotes for ICE Brent first line barrel. If such price were lower than US$ 45, the rate would be zero. On the other hand, if the price were same or higher than US$ 60, a 8% rate would be paid, and the rate shall be variable if the price falls between US$45 and US$ 60. Since the coming into effect of said decree, the applicable rate has been 0%.

Throughout the year 2020, the average withholding tax was of 4.2%, whereas it was 0% for some months of the fiscal year.

Domestic Market

In the domestic market, in 2020 tgs continued participating in the several supply programs dictated by the National Government. Such is the case of the program for the supply of LPG at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015, later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Energy Department and Resolutions N° 56-E/2017,  N° 287-E/2017 and  N° 15-E/2019 and Provisions N° 5/2018, N° 34/2019 and N° 104/2019 of the former department of Hydrocarbon Resources (currently replaced by the Under Secretariat of Hydrocarbon Resources, , hereinafter also “SRH”, for its acronym in Spanish”)— and the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”)

The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- resource users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

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Butane and propane price commercialized under the Household Program is determined by the Secretariat of Hydrocarbon Resources (“SRH” according to its acronym in Spanish), which in 2018 issued Provision N° 5/2018, setting the prices at Ps. 5, 416 per ton of butane and Ps. 5,502 for propane as from April 1, 2018. Later, on January 28, 2019 the SRH issued Resolution N° 15/2019, by virtue of which prices were increased to Ps. 9,154 and Ps. 9,042 per ton of butane and propane, respectively, as from February 1, 2019.

On May 10, 2019 the Secretariat of Hydrocarbon Resources issued Provision N° 34/2019, which modified the price at which products supplied to the Household Program are commercialized. As from May 10, 2019, prices went up to Ps. 9,327 and Ps. 9,213 per ton of butane and propane, respectively. Later, on July 1, 2019, Provision Nº 104/2019 modified prices as from July 1, 2019, being the new prices: Ps 9,895 and Ps. 9,656, respectively. On October 19, 2020, the Energy Department issued Resolution Nº 30/2020, increasing the price of said products to Ps. 10,885.

The participation in this program forces tgs to produce and commercialize LPG volumes required by the controlling entity at prices lower than market values. For that reason, we are taking steps to minimize this program’s negative impact on our business.

Regarding the Propane for Networks agreement, on May 30, 2018 we signed its sixteenth renewal, by virtue of which a new price determination methodology was established as well as the volumes to be traded under said program for the period April 1, 2018 – December 1, 2019. On January 14, 2020, tgs received an instruction issued by the Energy Department to proceed with the deliveries of propane in line with the conditions of the sixteenth extension of the Propane for Networks Agreement, indicating that said entity was working on extending the term of the agreement at least until June 30, 2020. Afterwards, tgs entered the seventeenth extension to the Propane for Networks Agreement, effective until December el 31, 2020.

Under the terms of this agreement, it was determined that a compensation would be paid by the Argentine Government to participants in the Propane for Networks Agreement, calculated as the difference between the price defined by the former MINEM and the export parity monthly issued by the SRH. There have been significant delays in the collection of the mentioned compensation: as of this date, its outstanding amount is of Ps. 303 million.

It is worth noting that the positive variation in the revenues recognized for the participation in this plan was attributable to the increase in the reference export parity determined by the SRH.

Beyond the supply programs mentioned above, we have sold 198,127 tons of propane and 34,504 of butane, mainly destined to the fractionated market and —to a lesser extent— to the industrial, propellant and automotive markets.

This year we also continued commercializing ethane, after closing a long-term agreement with Polisur (Dow Chemical). This new agreement contemplates similar terms to the ones agreed in the former one, but involves improvements in the take or pay clause, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2020, ethane tons sold to Polisur went up: total sold tons amounted to

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360,870— whereas 283,635 had been recorded in 2019 due to the plant accident that had occurred in June 2019, affecting such year’s processing.

We also continued rendering logistic services at the Puerto Galvan facilities in a successful manner.

In January 2021 we entered into an agreement with Compañía Mega S.A. for the provision of LPG storage and dispatch services through truck loading. This long-term agreement, which will run until December 2023, will allow us to provide greater certainty to the operations of the Galván Plant facilities.

Natural gas processing

The production of Liquids in 2020 hit a record of 1,167,643 tons (144,729 tons or 14.1% higher than 2019). This positive trend was mainly because in 2019 the client had been unable to process the product due to operative issues. There were also higher tons of propane and butane. It should be mentioned that there were no production restrictions during winter, as a consequence of a lower demand affected by the pandemic.

In 2020, normal activities at our facilities were affected by the COVID pandemic. We formed sanitary personnel bubbles, restricting physical attendance to activities required for product operation, maintenance and dispatch. Entrance protocols were applied by means of temperature taking and questionnaires filling-out for both our own employees and contractors. The implementation of weekly meetings to follow-up actions and cases allowed us a continuous adjustment of the protocols and measures. Facilities were adapted to the requirements of distance, isolation and good practices recommended by the WHO.

For the specific case of product dispatch, the number of participants of the courses of drivers of LPG transportation units was reduced to ensure distancing inside the facilities.

Besides, the exports documentation for the reception and dispatch of ships were redesigned into an electronic format to avoid direct and personal contact of our operators with the ship crew.

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A criticality analysis was conducted on the investment plan planned tasks and GP&A expenses. As a result, tasks considered critical to maintain plant reliability and safety were re-scheduled. In spite of that, it was possible to keep the facilities high reliability and availability.

This year we ranked as the second ethane producer behind Compañía MEGA S.A. (“MEGA”), our market share going up to over 40% of the total ethane produced in the year. The graphs below show tgs’ share in total propane and butane productions in Argentina during 2020.

tgs’ share in total propane and butane production in

Argentina

Source: Energy Department

The price of natural gas acquired as TPR for processing at the Cerri Complex —measured in United States dollars— fell by 39%. Said drop, which had begun in the last quarter of 2019 is attributable to our innovative supply scheme that capitalized lower natural gas demands in the market.

Although international prices drop affected annual average prices, over the year 2020 the operative margins of this business segment remained stable thanks to the coordinated effort of the different areas of our Company. Specifically, we enhanced the functioning of our equipment by means of the natural gas processing daily programming, improving performance in liquids recovery at the Cerri Complex and improvement works that allow us to keep enhancing TPR consumption. On the other hand, owing to new natural gas supply agreements and the current natural gas offer scenario, the availability of this fuel has been guaranteed at reasonable prices.

Finally, it is worth mentioning the impact that the implementation of the Gas Ar Plan could have on this business segment. After the awarding of volumes and prices carried out on December 3, 2020, an increase in the PIST for thermal generation and gas distributors was verified, which is highly likely to affect industrial users, which will ultimately impact on the costs of natural gas consumed in the Cerri Complex, thus affecting the operating margins of the business. However, such plan would allow the drop in production levels that has been recorded in recent periods to be reversed in order to sustain our gas processing business at the Cerri Complex.

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Financial and Operational Indicators of the Liquids Production and Commercialization Segment

Other Services and Telecommunications

The revenues of the Other Services and Telecommunications segment accounted for 9% of tgs total revenues in 2020. This area is engaged mainly in the rendering of midstream and telecommunications services.

Midstream Services

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Thanks you our leading role in the natural gas industry we integrate all the links of the value chain, from wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

Throughout the year 2020, natural gas production and price at wellhead at the Neuquén basin followed the national decreasing trend. These drops, added to the macroeconomic situation in Argentina, keep generating uncertainty with respect to the production and development of natural gas in the Vaca Muerta area. Nonetheless, we remained true to our commitment to the progress of the area, which is of vital importance for Argentina.

With the startup of the conditioning train installed at the Tratayén gas treatment plant and the finalization of the works to link such plant to the Central West Pipeline that belongs to the TGN transportation system, we have finished the works involving Vaca Muerta system.  With an aggregate investment of U$S260 million, this system has been in operations since the year 2019. Comprising two gas-gathering ducts and the mentioned plant located in Tratayén, it will be of vital importance for the development of the Vaca Muerta natural gas reserves.

The Vaca Muerta pipeline system goes through several hydrocarbon areas, such as Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, Los Toldos I Sur, Pampa de las Yeguas I and II.

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This business has a remarkable economic impact on the area, favoring the development of communities and contributing to the development of the Vaca Muerta area.

The execution of this project required us to enter into long-term service agreements with several producers (Total Austral S.A. Sucursal Argentina, Tecpetrol S.A., Shell Argentina S.A., Pampa Energía S.A., Pluspetrol S.A., ExxonMobil Exploration Argentina S.R.L, Gas y Petróleo del Neuquén S.A. and YPF S.A.). Through these agreements— along with our customers— we outlined the terms and conditions required for the rendering of natural gas transportation and conditioning services, so that the transportation and conditioning of producers’ gas can meet ENARGAS regulatory requirements for its entrance into the regulated transportation system

Furthermore, in September 2020 we approved a project for the expansion of the plant located in Tratayén. This project—launched in September and with an execution term of ten months—will require a US$ 15 million investment. The plant’s treatment capacity is expected to increase by 2.4 MM3/d (9300 Kac).

This project will keep improving the profitability of the investment conducted by the Company and will generate business alternatives required for the sustainable development of the area by natural gas producers, specially providing safety in the evacuation of the gas volumes committed by some clients under the Gas.Ar Plan.

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New Projects

In July 2020 an agreement was entered with Shell Argentina S.A. by virtue of which tgs will render the service of gas dehydration, measurement and regulation for a volume of up to a 1 million m3/d, in the Bajada de Añelo field, for a two-year term. For the rendering of the service, tgs undertook responsibility for the design, construction and operation of a plant of its own.

In June 2020, two agreements were entered to render compression and conditioning services at the Plaza Huincul Plant for gas proceeding from the Cerro Bandera area. The first was entered with Oilstone in its capacity as Cerro Bandera and the areas Puesto Cortadera and Portezuelo Minas license operator and the second entered with Oilstone in its capacity as operator of the joint venture known as Gas y Petróleo del Neuquén S.A. – Oilstone Energía S.A. – Dorsal - Unión Transitoria -, both for a seven-year term. In order to be able to render this service, a third agreement was entered with Oilstone under which tgs conducted the hydrostatic test and connection works between Oilstone and tgs compression and treatment plant. On September 28, 2020, we completed the mentioned works and in October, we started the compression and treatment service described above.

Telecommunications

In 2020, we closed agreements that expanded our sold capacity and consolidated our telecommunications services rendered by Telcosur S.A. (“Telcosur”)

Pursuing a mid and long-term business consolidation strategy, Telcosur closed agreements with new clients and extended or renewed current agreements (Claro – AMX

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Argentina S.A., Sencinet, British Telecom, Lumen, CenturyLink, Silica Networks Argentina S.A., Pan American Energy S.A., Transener S.A., Total Austral S.A, Techint S.A. / Tecpetrol S.A, SACDE, Oleoductos del Valle S.A., Prosegur S.A.; BLC and Cerro Vanguardia S.A.).

Installation of an optical fiber network in Vaca Muerta

In 2020, Telcosur finalized the work it had started in 2019, related to the installation of 150 km of high capacity optical fiber to render telecommunication services to oil and gas producers and companies in Vaca Muerta, who require large-volume data transmission for their operations and communications.

The USD 3 million investment –which was conducted by tgs- improves connectivity in a key non-conventional gas extraction area.

The network was installed parallel to the Northern and Southern Vaca Muerta Pipelines, close to Añelo in the Province of Neuquén, which tgs finished constructing this year to achieve a better evacuation of production of the different areas.

The network will expand the possibility of providing point-to-point or multipoint solutions at constant speed and high capacity. Its voice, data, internet and video integration features allow to us to enhance costs.

Agreement with DATCO Group

Telcosur and Datco group –a regional conglomerate specialized in technology, infrastructure and telecommunications solutions— developed a strategic cooperation alliance to expand their operations in the Argentine Patagonia, mainly in the province of Neuquén for the oil and gas industry that targets the development of Vaca Muerta.

The goal of both companies is to leverage their capacities and generate business synergies in the southern region of our country, maximizing the profitability of the optical fiber installation mentioned above.

Under the framework of this alliance, both companies agreed on three work axes, as follows:

•Cooperation between Telcosur and 0G Networks, part of the Datco Group, to introduce Sigfox technology on the microwave antenna tower infrastructure deployed along more than 4,600 km of the Patagonia region;

•Interconnect optical fiber networks between both operators, which add up to over 1,800 km along La Pampa, Chubut, Neuquén, Río Negro, Santa Cruz, Tierra del Fuego, Antártida and Southern Atlantic Islands; and

•Conduct a feasibility and investment study into the linking of their networks through the Paso Pichachén, border crossing that across the mountain chain connects Neuquén to the VIII Biobío Region (on the Argentine side, the closest urban center to the Pichachén

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crossing is El Cholar, whereas on the Chilean side the closest centers are Moncol and Antuco).

This agreement consolidates Telcosur’s commitment to boost the development of the second highest hydrocarbon reserve in the world Vaca Muerta, and sets the basis for its positioning in the market as a renowned telecommunications provider.

FINANCIAL AND OPERATIVE INDICATORS OF THE OTHER SERVICES AND TELECOMMUNICATIONS SEGMENT

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5. Conduction of Operations and Safety

Pipeline systems operated by tgs in Argentina

GASODUCTO GRAL. SAN MARTÍN
P.C. Buchanan
GASODUCTO ANILLO GRAN BUENOS AIRES
GASODUCTO MEDANITO-MAINQUE
P.C.Río Neuquén
GASODUCTO NEUBA II
PLANTA TRATAYÉN
P.C. Ordoqui
GASODUCTO NEUBA II
P.C. Saturno
VACA MUERTA NORTE
P.C. Olavarría
P.C. Gaviotas
P.C. El Chourron
GASODUCTO LOOP SUR
P.C. La Adela
VACA MUERTA SUR
P.C. Barker
P.C. Fortín Uno
P.C. Indio Rico
P.C. Belisle
P.C. Confluencia
COMPLEJO GRAL.CERRI
P.C. y P.T. Plaza Huincul
P.C. Río Colorado
P.C. Picún Leufú
GASODUCTO NEUBA I
P.C. Chelforó
P.C. Gral. Conesa
P.C. Cervantes
P.C. Piedra del Águila
GASODUCTO CHELFORÓ-CONESA
P.C. San Antonio Oeste
P.C. Bajo del Gualicho
GASODUCTO CORDILLERANO
P.C. Dolavon
GASODUCTO GRAL. SAN MARTÍN
P.C. Garayalde
P.C. Manantiales Behr
P.C. Pico Truncado
P.C. Bosque Petrificado
P.C. Río Seco
P.C. San Julián
P.C. Piedrabuena
P.C. Moy Aike
P.C. Magallanes

Measures adopted to face the COVID emergency

To ensure the reliability of our transportation system as well as the safety and health of our staff during the COVID emergency, we implemented a maintenance strategy, focusing on critical system maintenance tasks. This strategy relied on a planning process, personnel awareness of protocols and cares to be implemented, which ensured compliance with the plans as scheduled, without incidents and overcoming emerging obstacles.

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There is no doubt that the implementation of good practices related to technical, logistic, operative, occupational safety and sanitary prevention issues in the operation and maintenance activities allowed our sector to:

•Protect the health and safety of our operative staff

•Guarantee operational continuity in case of COVID infections of key personnel

•Ensure the adequate functioning of equipments and facilities

•Guarantee the quality of services provided both to internal and external clients

•Identify further actions to be taken during and after the emergency

•Keep a fluid communication with and conduct a follow-up of the personnel and their condition.

Also, to cope with this emergency scenario we optimized capital expenditures and operative expenses, without affecting safety and reliability tasks that enable us to operate the pipeline system in line with the legislation in force.

Our strategy, the adopted measures and the commitment of our people have ensured the efficient performance of our operations both in the transportation system and at the Cerri Complex and Puerto Galván plants.

Pipeline Investment Works

Our gas pipeline system satisfactorily met the demands for natural gas dispatch and the requirements of the regulatory entity.

An efficient management of the pipeline system involves maintenance, inspection and prevention tasks to ensure that the service will not suffer future interruptions.

We have conducted integrity assessment tasks, such as in-line inspections along 349 km and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 168 km of pipelines. These tasks have been conducted to identify, assess and control threats to pipelines integrity - such as external (“SCC”-stress corrosion cracking) and internal corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

We successfully concluded recoating replacement works in 23.4 km of the General San Martín Pipeline in 2020, in line with our commitments derived from the Five-year Investment Plan. The recoating works were distributed as follows: 14 km in the Neuba I Pipeline between Barrosa and Roca, 9 km in the General San Martín Pipeline— at the discharge of the Piedrabuena Compressor Plant— and 400 meters in the Rio Seco river crossing. Safety protocols were strictly followed, bearing in mind the presence of explosive material in the construction stage. This program— being the most relevant of the works involved under the Tariff Review Process— was the most significant ever faced by TGS, not only because of its economic scope but also due to the technical deployment it entails. Recoating was conducted along three times as many kilometers as the average programs carried out over the last five years.

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In these works, we have also included non –destructive magnetic particles and ultrasound testing for the identification of anomalies in longitudinal weld seams and stress corrosion cracking “SCC”, by means of which we have been able to detect anomalies that could be mitigated through pipe replacements.

As part of the Stress Corrosion Cracking assessment and mitigation plan, we launched an inline inspection plan with “EMAT” technology to detect cracks colonies. As of this date, we have inspected 29 km in the Greater Buenos Aires Ring Pipeline. The works we conducted have little worldwide reference: we completed an inline inspection with ultrasonic crack detection (UTCD) in liquid cavity along 42 km of the San Martín pipeline at the discharge of the San Julian compressor plant. It is the first time this kind of inspection has ever been conducted in Latin America. This innovating operation enabled us to complement EMAT technology, to enhance SCC cracking detection capacity and to repair 42 kilometers of pipes.

Another 2020 landmark was the replacement of over 257 meters of pipe with TECOM in the Neuba 1 pipeline, at the discharge of the Cerri Complex, to mitigate SCC cracking identified by the EMAT tool.

On the other hand, based on an analysis and planning performed by the Duct Integrity Team, we conducted the assessment of 94 external corrosion defects, geometrical flaws, anomalies in longitudinal or circumferential seams, which required immediate reparation through the installation of 8 reinforcement sleeves and 479 meters of pipe replacements.

In the sphere of Cathodic Protection, we will keep strengthening the system to mitigate the advance of corrosion and improve reliability, with the installation of 4 new units and 16 current lens as well as the renewal of 3 facilities that were obsolete. All these activities will have been concluded at the beginning of 2021. Said measures were reinforced with the execution of a remote monitoring plan, for which purpose we enhanced 11 cathodic protection facilities,

Being the Buenos Aires Ring an area with high population concentration, to minimize risks derived from third parties, we continued with the implementation of works to mitigate third parties’ damages. Accordingly, we have reinforced the signaling of our facilities all along the pipeline system in highly populated areas, among other measures. Additionally, on the most sensitive sections of the system, we conducted virtual and remote damage prevention activities, such as radio communications, media and networks for the public in general, as well as virtual meetings with municipalities and ground-breaking and services companies, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them.

We have also conducted alluvial recomposition works in our pipelines. These works aim at mitigating and repairing the effects of external forces such as heavy rainfall, which erode and expose pipeline segments. Thus, we carried out works to restore pipeline coverage in a link section in Loma La Lata, mitigating exposure and damages to the facilities.

In spite of the pandemic in 2020, we have successfully completed the winter maintenance program that allows us to guarantee a safe and reliable operation of the pipeline system.

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At the compressor plants located in Moy Aike and Magallanes, we conducted works to make the system operation more flexible, avoiding the stoppage of turbine compressors when their use is not required in short periods.

We also installed scraper trap launchers and receivers that allow us to conduct the maintenance and inner cleaning of certain sections of pipeline, as well as the passage of Smart Pigs to detect each section’s integrity status. This activity was carried out in the province of Buenos Aires, in loops to the Neuba II main gas pipeline and in the section General Cerri – Las Heras.

At the Olavarría compressor plant, we constructed a new fuel gas regulation skid, which improves the performance of each unit.

We have also worked on improving the Fire and Gas system at the turbine machine housing of the Bosque Petrificado plant, upgrading the system to a NFPA standard (National Fire Protection Association), reporting its trigger to the plant control room and through SADYC –data and control acquisition system – to the Cerri node. A blocking and venting system was added to the fuel gas in case the system is triggered.

At the Indio Rico compressor plant, we changed the control system of the two turbine compressors, the components of which were obsolete and hindered maintenance tasks, thus enhancing operations reliability. We have conducted this same task at other points of the system to modernize the control system.

We have also conducted works at the compressor plants in Confluencia and Magallanes, through the change of some components to adapt the system and ensure a safer operation without interruptions.

We also carried out improvements in the transportation measurement, with the installation of clamp on measurement systems, directly on the pipelines, instead of at the compressor plant. These works were conducted at the Magallanes, Dolavon and Manantiales Behr compressor plants. We also conducted improvements at measurement stations located in the Buenos Aires ring in Las Heras, Ezeiza and Gutiérrez.

Lastly, during 2020— in spite of the pandemic— the system was operated normally without service interruptions. There was only a leakage in the Neuba I – Huincul Senillosa 16” link pipeline, in the province of Neuquén, which did not cause any interruption in the rendering of our services nor recorded any victim or significant damage.

Works at other facilities

As part of the measures adopted to mitigate the impact of COVID, we conducted a criticality analysis of the tasks planned in investments and expenses plan. As a result, activities not regarded as critical to ensure plant reliability and safety were re-scheduled.  In spite of this restriction, facilities’ reliability and availability remained high.

We carried out the works related to the useful life extension plan for pressure containers and ducts, to increase reliability and reduce risks at facilities. This includes presentations to the

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Provincial Agency for Sustainable Development (“OPDS”, for its acronym in Spanish) of inspections to 6 of the boilers of the Cerri Complex, Risk- Based Inspections (RBI) of 68 units to develop the 2021 plan, inspections of 72 isolated lines with high corrosion probability. We projected requirements such as anticorrosion protection renewal for the next year. We also carried out preventive maintenance based on inspections conducted in 2019.  In line with the detected needs, we conducted the inspection and repair of poliducts at the Galván plant jetty and the inspection, sanding and painting of different lines of the cooling plant.

We also completed adjustments works to the suction and discharge lines of the motor pumps of the fire network, targeting at better site control and inspection.

On the other hand, to meet governmental requirements, we installed and started up the new flow meter and spillage point UV system at the Cerri Complex.

Although we received the materials planned for the major maintenance of the turbine expander and dehydration towers of cryogenic trains A & B, we postponed said maintenances until the year 2021.

We conducted the major maintenance of 16,000 hours of the MC White 1B, critical equipment of the cooling circuit and the de-ethanization process of the Absorption Plant.

At the Galván plant, we finalized the adjustment of pump 4, with the aim of increasing facilities speed in propane and butane loading, achieving a considerable improvement in the daily movement of trucks, in connection with loading island availability and waiting time for loading.

At the Cerri complex, we constructed the Box for the installation of a T 15 Transformer and an Adjacent Room to set up the System board to commute transformers and feed the Train “C” CCM, the purpose of which is to provide an alternative feed to the mentioned CCM in the event of failure or maintenance.

We also conducted works on the CCC control system, to improve the reliability of the turbine expanders control system of the cryogenic Trains A y B, which were obsolete and caused control deficiencies.

Another work currently ongoing is the installation of a new auxiliary water tube boiler that produces 50 tons of vapor at 44 kg/cm2 of pressure, along with related components, a new air cooler with its pipes, blockages and connections to the existing vapor and condensate collectors.

However, the greatest landmark of the year 2020 is unquestionably the finalization of the expansion of the Turbine Machine Repairs Workshop, doubling its work capacity, adding a new bridge crane and a hydro elevator, increasing the daily capacity to conduct turbine overhauls. This work also involved the relocation of the offices and the laboratory and a square meter expansion of these areas too. This work is of high relevance, as it will allow us to increase our services offer.

At the Rio Neuquén Treatment and Compression plant, we conducted several improvement works, such as changes in pipes in the cooling towers Sulzer and Favra. We also

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conducted the revamping of the burning fireplace, changing the burners, the final section of the pipe and improving the bracing system.

We acquired and assembled a new propane compensator tank of a 10m3 capacity, with its corresponding discharge island for filling and linking to existing pumps. This work provides us with reposition propane in an immediate manner for the plant cryogenic system.

A new Fire & Gas system was installed and put into service for the Control Room and the MMCC Room, being the main priority the protection of the three 3 plants’ Clark equipments (MCC-1, MCC-2 and MCC-3)

We also conducted a building expansion of the Control Room, the purpose of which was to improve working conditions, extending the surface to meet personal and equipment space needs.

6. Environment, Safety and Health

We are pledged to our commitment to run our businesses and operate our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations. We give priority to our services’ quality, the prevention of pollution and our staff and contractors’ safety and health by means of the continuous improvement of our management system’s efficiency.

Integrated Management System Policy (“IMS”)

We have developed an IMS that ensures a more efficient monitoring of compliance with our Policy of Safety, Occupational Health, Environment and Quality, one of the cornerstones of our performance. Thanks to our efforts to consolidate continuous improvement, in April 2020, our IMS was externally audited —in a remote manner— to maintain standards ISO 14,001, ISO 9,001 and OHSAS 18,001, obtaining satisfactory results. Being one of the first organizations to have conducted this kind of activity, we consolidate ourselves as role models for other companies.

In 2020, we trained all our IMS internal audit staff in ISO 45001 standards. The 2020 internal audit is ongoing, mostly in a remote manner and with some field visits. External audits related to our transition to ISO 45001 and the maintenance of ISO 14,001 and ISO 9001 standards are scheduled for the first semester of 2021.

We have implemented changes in the information tools that support the IMS, for instance the SAP EHSM module, Stage II of the project. This module manages environmental aspects (Waste, Emissions, Water Resources, Energy, Raw Material / Supplies), the permits granted by the corresponding entities and Legal Regulations Records. The latter includes the Legal Regulations applicable to the IMS, assessments of compliance to the system and actions taken to address findings in legal audits. We have also worked in the implementation of improvements in the process and event management user experience (Stage I of the project: Events, Safety and Environment Risks, Health and Hygiene risks). We have also developed a sub module to record and follow-up of worked hours and travelled kilometers, both for our own personnel and our contractor’s. All these improvements allow us to count on more reliable, solid tools that can be articulated to other solutions already in use.

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In 2020, we turned into pioneers in SAP HSM implementations in a comprehensive way throughout the whole region. Along these lines, this year we fostered the creation of the SAP EHSM of ASUG Stakeholders Group, leading the group. We were interviewed by SAP as a success case. Besides, we participated with our project in the SAMECO National Meeting (SAMECO is an Argentine company that fosters Continuous Improvement).

Environment

We endeavor to conduct our operations with quality, reliability and safety, preserving the environment and contributing to a better quality of life in our surrounding community.

Our Policy of Safety, Occupational Health, Environment and Quality (“SMAC”, according to its initials in Spanish), reflects our commitment to the environment where we conduct our operations. In said policy, our overall prevention guidelines are delineated, through the continuous improvement of our practices and processes and the observance of current legislation on this matter within a national, provincial and municipal scope, as well as of further agreements to which we willingly adhere.

Aligned to the mentioned commitment and to the corporate strategic map, in 2020 we presented tgs’ environmental strategic map to the Management Committee. The map departs from the three main cornerstones of our corporate culture and seeks to promote leadership on this topic throughout all the Company areas and ensure internal and external communication of environmental achievements and improvements.

Our purpose is to prevent pollution and preserve the natural resources that surround us and that we use in our operations. Towards that objective, we work on environmental goals that include:

-Reduction of emissions to the atmosphere, by means of investment in devices —such as the Stoppler tool—, we aim at reducing the venting of natural gas during pipelines maintenance. In addition, we replaced wet seals by dry seals. We continued with the calculation of the carbon footprint and with the design of improvements to decrease GHG gases)

-Minimization of waste generated at the facilities, comprising both assimilable urban waste and industrial and hazardous waste. Half of our compressor plants have compost bins to treat the organic waste derived from the plant refectories. We generated campaigns to raise the awareness of tgs personnel and contractors about the adequate management of waste and the importance of separation at origin. On this topic, it is worth mentioning the “Zero Waste “program to minimize waste at the Cerri Complex and awareness-raising activities imparted to the staff at the main office about the recycling of waste at the different Buenos Aires Mobile Green Spots.

-Energy consumption reduction and improvement of energetic efficiency, investing in technology that drives to an efficient use of the resource, improving lighting systems with LED technology at a great deal of the Company’s facilities.

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-Treatment of sanitary effluents, promoting their recovery as irrigation water, focusing on water-stressed areas.

-Efficient management of water, taking all the measures required to ensure its care and the need to control consumed and discharged water and instructing workers to adopt them.

On the other hand, in 2020 we closed the process to calculate the Carbon Footprint of all our activities, which positions us at the forefront in our business segment in the management of emissions and allows us to address continuous improvement with an indicator that can be analyzed and compared internationally.

Source: Our own elaboration.

Safety and Occupational Health

Safety is a "Value" that stands out in our top management and plays a major role in our employees and workers’ risk prevention and minimization activities, generating commitment to a sustainable culture of safety-driven behavior. We understand Safety and Occupational Health management as the joint effort of all the people who are part of or interact with our Company, so its management strongly involves our contractors’ staff. We work strongly on modifying and strengthening attitudes, competences and patterns of individual or group behavior that affect or influence safety at work. We focus on developing prevention until we can reach a safe- habits culture.

During the year 2020:

•We implemented meetings with the five communities to maintain interpersonal culture strategies, for which purpose a meeting day of over four hours was organized, with the participation of over 120 people, presenting the achievements obtained in time of pandemic, both in safety and environmental issues.

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•Consolidating the Preventive Driving Program (“PMP”, according to its initials in Spanish), we implemented an individual coaching scheme through the CEPA consulting company information system, through which every four months 150 drivers receive and interact virtually about a specific issue on preventive driving. An individual remote coaching was implemented, reaching 150 drivers, who completed six (6) individual modules and group talks addressing the topic of road safety, reaching 402 drivers in 2020.

•We are true to our commitment to achieve the lowest possible level of incidents that affect safety, health and environment, thus improving accident rates.

7. Human capital

We play a leading role in the economic growth of our country. Our culture pivots on the customer, innovation and achievements. We are aware that our people are the key to our success and we believe in their high level of commitment and capacity.

We treat each other with respect, mutual trust and we believe in the power of dialoguing.

We seek to build a healthy and challenging work environment and ensure our people’s overall welfare. For over ten years, we have been one of the best places to work at in Argentina.

Our team anticipates to market’s needs, is open to new ways of thinking and focused on the fulfillment of the goals

We have the track-record and the knowledge. We have the tools we need to keep growing, moving our country forward and improving people’s quality of life.

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1,099 workers (34 Telcosur / 1.065 tgs)

Training and development

In the field of training, the beginning of this year posited us a scenario that dramatically changed. However, we continued seeking development opportunities, through permanent learning in a digital manner. We do this from a transversal vision of the business that understands the client as the main axis, always on the lookout for innovating solutions. We finalized the Gas Specialization Post-Degree with the Gas and Oil Institute of the University of Buenos Aires (“IGPUBA”, according to its initials in Spanish), developing virtual classrooms and collaborative platforms to reach the goal of 500 hours of teaching, the objective of which is to train professionals in the specialty of natural gas in different disciplines. Through our training activities, we impart global and specific knowledge on the industry, such as the study of the different kinds of producers fields and the methodologies used for gathering, treatment, transportation, processing distribution and commercialization of the obtained gases and liquids. Our educational program also seeks to strengthen basic knowledge of engineering and economy. This allows students to work on the whole value chain of our industry. The post degree was taken by 25 participants this year.

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Our top Management participated in programs that aim at strengthening leadership, essential in times of pandemic. These programs provided a space in the formation of tools as well as a space to share team management experiences in a remote manner.

At a middle management level, we conducted a Seminar on Union Negotiations, the objective of which was to develop tools for managing labor relations overall. Besides, 48 workers participated in a development program with the aim of filling leading positions in the short term.

Along with the CONICET in Bahia Blanca, we continued with our industry’s specific technical training. This year we focused on the training of Midstream facilities operators, with the attendance of 20 employees for a total of 30 hours of teaching.

Work Climate

We designed several surveys to maintain different analysis parameters and be able to provide support to our workers during this pandemic. The purpose of those surveys was to get a feel of the situation and help our workers to adapt to this new context, thus contributing in the improvement of the organizational climate. This activity reached a participation of 78% of our workforce.

Recruitment

Our goal is to keep developing our employing brand to attract new market talents, focused on strategy requirements and organizational behavior and recruiting the human capital we need for the present and future, integrating the position, the team and the Company.

Trade Union Relations

Labor relations were conditioned by the nature of essential of the service we render, the mandatory measures that had to be implemented as a consequence of the labor exemptions outlined by the Decrees issued by the National Executive and by the characteristics that home-office added to the performance of our activities. Negotiations with union representatives have been intense, demanding, complex and marked by a generalized uncertainty. The final results of these negotiations were reflected in documents of understanding that were presented to labor authorities for their approval and allowed us to go through this difficult year without union conflicts and with a good work climate.

“+Energy Program”

In 2019 we had created the +Energy Program, which continued throughout the 2020 and aims at acknowledging the achievements and track record of employees who transmit tgs culture through their individual, team work and/or commitment to the organization. Within the framework of this program, we have acknowledged:

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850

workers for outstanding actions

357

for their participation in teams

31

outstanding of the year

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for their individual performance

122

acknowledgements to track record in the Company

In September 2020 we conducted a new survey to measure the indicator “We all have the chance of receiving a special acknowledgement” and we improved almost by 30% our workers’ perception, reducing the gap compared to the market.

Benefits Program

tgs offers an outstanding and very competitive benefits program: “Plus! Benefits”, designed in line with the needs of all those who make the Company. Being organized in segments, the program offers creative and specific options that bear in mind family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage.

Occupational Health

At all times committed to occupational health, tgs always drives health prevention and promotion programs designed to protect the welfare of our workers.

Facing the challenges that COVID pandemic posited to the whole world, we swiftly implemented a series of measures, where anticipation played a key role. Before a strict mandatory lockdown was decreed in Argentina, we started acting ahead of many local and world events. Among many other measures, we started restrictions to avoid concentration of people in workspaces, we outlined protocols to ensure operation in key work centers, we adapted our shift regimes, established a cleaning and sanitation scheme at our facilities, provided for the individual transportation of our operators.

It took us a few hours to set up a SAP Success Factors tool in the cloud to manage our human capital. This tool allows the creation of a voluntary record with updated information to identify those who are contemplated within risk groups, those who have returned from countries struck by virus circulation and those who presented symptoms compatible with the disease.

To address the different challenges, the Occupational Health and IT areas developed a strategic alliance, thanks to which they have developed a set of tools that simplify the

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management and protection of our employees, among which it is worth mentioning a mobile app that deals with emergencies, contingency plans and a first-aid guide.

Safety, Hygiene and Occupational Health jointly implemented along with the mandatory training stipulated in Resolution 905/2015, a course on COVID protocols, in accordance with Resolution 5/2020. Besides, we placed a link of access to a self-declaration form, an affidavit, prior to the entrance to any facility in the mobile app mentioned above. In 2020, over 100,000 COVID affidavits forms were filled out.

8. Sustainability Management

Our Sustainability Policy strengthens the reliability of the operative system, the health and safety our workforce, our suppliers and contractors as well as the care of our environment. Far beyond meeting mandatory regulations, we seek to generate economic, social and environmental value in the short, mid and long-term for the communities where our facilities are located.

As leading players in our country’s energy sector, we joined the crusade against the COVID pandemic. Our commitment with the community drove us to articulate the donation of medical supplies for an amount of Ps. 68.5 million with the Argentine Ministry of Health. We continue our social investment programs in the south and west of the country, strengthening our presence and carrying out contributions to communities to sustain them in this difficult moment.

True to our goal of encouraging progress in our operations areas, within the framework of the “Learn a Trade” program, we kept betting on the development of the Bahía Blanca community through trade workshops imparted by specialists of La Piedad Technical Institute (“ITLP”, according to its acronym in Spanish). In this edition, we offered four workshops: Welding Technical Complements, Residential Electricity Installation and Maintenance, Basic Operator of Information and Technology Tools and Renewable Energies, with the attendance of over 71 persons in a virtual modality.

We support the Cruzada Patagónica Foundation in the development of its schools and we lend a hand to local families through the maintenance of the Zancahuau Farm.

Under the framework of the “Schools Infrastructure Improvement Program”, we continued sponsoring education by means of structural reforms at the educational institutions. This year, we contributed with supplies and paint for the schools N°27 and N°25 of the city of Bahía Blanca, province de Buenos Aires.  In acknowledgement of this program, we have received an Eikon Prize, maximum recognition in the field of Social Corporate Responsibility in our country.

In the field of Damage Prevention in our ducts, we provided virtual training at several municipalities of our operation area and we conducted awareness campaigns in critical areas to be near the neighbors and keep ensuring the community’s safety.

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To push forward the United Nations 2030 Agenda, we carried out several programs and initiatives, participating actively in meeting Sustainable Development Goals (SDG).  In this sense, throughout the 2020, we participated in the first stage of the Road Map towards the Sustainable Development Goals of the Industry of Oil and Gas (IAPG, for its acronym in Spanish), along with over thirty companies that belong to said institution.

We further consolidated our commitment to Sustainable Development Goals (SDG) through our participation in the initiative proposed by the Argentine Business Council for Sustainable Development (“CEADS”, according to its acronym in Spanish). To participate in their proposal known as “Connecting Companies with SDGs”, we presented the actions involved in our Zero Waste Program, which contributes to the goals proposed in the 2030 Agenda.

We keep presenting our Sustainability Report on an annual basis, aligned to the Global Reporting Institute top indicators.

Our commitment to Sustainability evolves year after year, as we become more and more engaged in the three-fold impact of our activities—economic, social, and environmental—to keep conducting our operations in harmony with our community and the environment.

9. Corporate Governance

We permanently strive to implement the best Corporate Governance practices in line with market international trends and local and foreign regulations in force, with the objective of keeping and protecting our investors and the community in general as well as ensuring transparency in our actions. Over the last years, the legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries. Since then, Corporate Governance has become of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange, before the eyes of their investors and the community overall.

In 2020, tgs was appointed by the Argentine Securities Exchange Commission (hereinafter, “CNV” for its acronym in Spanish) to be part of a Monitoring System created by means of General Resolution N° 797/19, the purpose of which is gathering the answers given to the Corporate Government Code.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. TGS bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law Nº 19,550, the Board of Directors shall meet at least once every three months.

As of December 18, 2019, the Board of Directors of TGS approved its Internal Rules of Operation, which includes guidelines for the diligent fulfillment of its responsibilities.

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The Board of Directors currently in office was appointed by the Ordinary Shareholders Meetings dated April 21, 2019 and August 21, 2020 and by the Board of Directors Meetings for distribution of roles and responsibilities held on April 21, 2020 and July 13, 2020. This board shall be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2020.

Members of the Management

The members of the Management of tgs as of December 31, 2020:

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Audit Committee

The Audit Committee is our controlling body, and it was set up in accordance with the provisions of Section 284 of Argentine Corporate Law Nº 19,550. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Executive Committee

Its role is to ensure an optimal corporate management. In line with our Corporate Bylaws and under the terms of Section 269 of the Argentine Corporate Law Nº 19,550, it is constituted by 4 members: Horacio Jorge Tomás Turri, Luis Alberto Fallo, María Carolina Sigwald and Pablo Viñals Blake.

Audit Committee

In accordance with the Argentine Public Offering Law, companies who offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. Our current Audit Committee is made up of Carlos Alberto Di Brico (Chairman), Luis Rodolfo Secco C (Vice-chairman) and Carlos Alberto Olivieri.

Corporate Governance Policies

It is our permanent endeavor to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company’s value for all our shareholders.

Our Corporate Governance practices are subject to applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entities and our bylaws. Besides, as TGS is listed in the Securities and Exchange Commission

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(“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are also subject to the standards and regulations of both the NYSE and the SEC.

The aim of our Corporate Governance is to ensure:

-Greater transparency in our performance, through the outlining of a culture of integrity and openness in our business management.

-Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and the adoption of policies addressed to achieve effective risk management.

-Proper allocations of accountability. Clear delineation of the extent of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated in an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

Code of Conduct

It governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we actively seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the company. Among other things, it declares the prohibition to forge or tamper any information or documentation, behave in a manner that may generate damage to our Company or to obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must abide by the CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud Policy

The Board of Directors de tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Risk Management Policies

We have internal procedures that outline the identification, assessment and monitoring of risks at a strategic level. Based on the results of this process, an annual Strategic Risks Report is issued, which is subsequently analyzed by the Board of Directors, the Management and the Audit Committee, in line with the responsibilities outlined in legal regulations in force.

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Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set guidelines that aim at maintaining an adequate balance between the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

Sustainability Policy

It provides the overall guidelines for conveying our Sustainability vision into the development of our strategies and action programs, focused on business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

Anti Money-Laundering Policy

This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all TGS’ directors, statutory auditors, members of the Management and employees.

10. Financial Assets

Shareholding Structure as of December 31, 2020

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC and have been listed since November 1994.

TGS has 794,495,283 issued shares, out of which 752,761,058 shares are in circulation. As of December 31, 2020, our treasury stock amounts to 41,734,225 of our own shares, representing 5.25% of our common stock.

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Out of the total issued shares, the most relevant TGS shareholders are:

In 2020, some changes took place in the capital structure of our controlling shareholder (CIESA). On July 13, 2020, CIESA was informed about the acquisition of the whole ownership of WST S.A. (“WST”) in PEPCA by PCT. As a result of said transactions —which did not amend the shareholding structure nor the direct or indirect control in CIESA mentioned above—as of the date of the issuance of the present Annual Report, 50% of CIESA common stock is held by GIP whereas PCT keeps the following shareholding percentages: GIP 27.10% and PCT 22.90%- while the remaining 50% is held by Pampa Energía-.

The graph below shows the evolution of price per share of tgs in BYMA (Argentine Stock Exchanges and Markets) and the evolution of the price of ADR and their comparison against other market variables:

Source: our own elaboration, based on market information (Argentine National Bank -“BNA”, for its acronym in Spanish-, NYSE, BYMA).

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Financing Sources

As of December 31, 2020, our total indebtedness amounted to Ps. 43,869 million, fully denominated in United States dollars. Its breakdown, in thousands of Argentine pesos is as follows:

2020
Current Financial debt
Notes Interests	456,697
Financial leases	480,069
Total current financial debt	936,766
Non-current financial debt:
Notes: 2018 Program Class 2	40,520,045
Financial Leases	2,412,613
Total non-current financial debt	42,932,658
Total financial debt (1)	43,869,424
(1) Net of incurred costs

Corporate Notes

Our Corporate Notes have been issued under the Global Bonds Program authorized by the CNV. On October 9, 2019, we obtained CNV’s approval for the expansion of said program up to an amount of US$ 1,200 million.

The terms of these bonds are:

2018 Notes
Amount in US$	US$ 500,000,000
Outstanding amount	US$ 482,416,000
Interest rate	6.75% annual
Issuance Price	99.725%
	Scheduled payment date	Original Payable Principal Amount Percentage
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 each year.
Guarantor	None

Financial Leases

This financial source has been obtained to finance the acquisition of assets corresponding to the treatment and compression plant located in the area of Río Neuquén. Said agreement was entered on August 11, 2016 with Petrobras (presently, Pampa Energía) and consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of 120th month of the term of the agreement.

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Our indebtedness’ maturities profile is the following:

2020 Financial Overview

Our generation of cash has allowed us to meet all our financial needs in 2020, which mainly consisted in investments in the maintenance of our transportation system and other operative assets of all business segments, as well as the resources required by new projects.  Not only did we not have to resort to third parties financing, but we have also reduced short and long-term indebtedness and finalized the year with more cash than at the beginning.

In the Natural Gas Transportation segment, delinquency rates in collection from our clients have increased, situation that may become even worse in the short-term unless there is a recomposition.

In order to mitigate the impact of the fall of international reserves, during 2020, the BCRA has tightened restrictions to access the Free and Single Foreign Exchange Market (“MULC”, for its acronym in Spanish), including measures related to the operation of stock assets by companies. For further information, see “2. Macroeconomic scenario - 2.1. Argentine context”.

tgs has developed investment policies, whose main purpose is to maintain a strong financial capacity to face the volatility of the economic scenario where we conduct our business. Our main source of financing is operative cash to keep our business and finance part of our growth. Additionally, if so required, we have access to local bank loans and the Argentina stock market. For further information, see “Financing sources”.

Due to a combination of external and local factors that shaped the 2020 macroeconomic context, the United States dollar exchange rate went up by 40.50% —from $ 59.89 as of December 31, 2019, to $ 84.15 as of December 31, 2020—.

Our financial position still remains solid, mainly anchored to a strong generation of cash, a relatively low level of indebtedness and revenues denominated in United States dollars in the Liquids Production and Commercialization and Other Services Segments. However, the situation described above and the negative impact of COVID on the markets where we conduct our businesses, might involve a deterioration of our capacity to generate cash to meet our financial obligations and capital expenditures. The extent to which COVID can affect our operations,

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liquidity, financial condition and result of operations is subject to an unknown future evolution, including, but not limited to, of the pandemic’s duration and spread, its seriousness, the actions taken to restrain infection or treat its impact, all of which is highly uncertain and unpredictable.

We adopted a conservative management of our financial position to minimize the negative impact of the exchange rate variation on the financial indebtedness: as of December 31, 2020, roughly 96% of our fund collocations are denominated in United States dollars. This allows us to mitigate the exchange rate risk on our net liabilities in United States dollars and the impact of inflation on our availabilities denominated in Argentine pesos.

The graph below shows the main application of funds during the years ended December 31, 2020 and 2019:

Shares Buyback Program

On March 6, 2020, the Board of Directors approved a sixth Shares Buyback Program at the markets where our shares are listed, for a maximum amount of Ps. 2,500 million (at the values in effect at the moment of its creation).

Subsequently, on August 21 2020, the Board of Directors cancelled the program in effect as of that date and approved a new Shares Buyback Program for a maximum amount to be invested of Ps. 3,000 million (at the values in effect at the moment of its creation). The term of such program extends until March 22, 2021.

As of December 31, 2020, we have 41,734,225 treasury shares, representing 5.25% of the total common stock. Their acquisition cost amounted to Ps. 3,715,523—plus the shares negotiation Premium of Ps. 1,077,841. In accordance with the provisions of Title IV, Chapter III, section 3.11.c of CNV standards, the cost amount mentioned above restricts the amount of realized and liquid profits mentioned above that tgs will be able to distribute.

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11. CONSOLIDATED ANNUAL REPORT (1)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited. (“EY”).

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2020.

(1)Information not covered by the Independent Auditor´s Report

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11.a. Analysis of Consolidated Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2020 (“FY 2020” or “2020”) and 2019 (“FY 2019” or “2019”).

Our Activities during the Fiscal Years 2020 and 2019

Revenues

Total revenues for the FY2020 decreased by Ps 10,240 million compared to FY2019, mainly because of the drop in the Liquids Production and Commercialization segment.

Natural Gas Transportation

In the FY2020, Natural Gas Transportation revenues amounted to 42% of total revenues (whereas they had accounted for 47% in the FY2019). Out of the total revenues of this business segment, 81% (they had represented 83% in FY2019) corresponded to firm contracted capacity.

Natural Gas Transportation revenues in 2020 amounted Ps. 23,502 million (having been Ps. 30,796 million in the year 2019). The Ps. 7,294 million decrease responds mainly to the fact that the single tariff increase granted by ENARGAS in April 2019 could not offset the evolution of inflation in the FY2020. This effect was partially offset by higher natural gas deliveries related to interruptible and exchange and displacement contracts.

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For further information regarding our tariff situation, see “4. Our businesses in 2020. 4.1. Natural Gas Transportation”, of this Annual Report.

Liquids Production and Commercialization

Revenues related to this segment amounted to Ps. 27,597 million in 2020 (Ps. 3,903 million lower than the amount recorded in FY2019). This drop reflected the fall in prices derived from COVID-19. This decrease was partially offset by higher dispatched volumes and the increase in the exchange rate over the sales denominated in US dollars.

Total dispatched volumes recorded a 10% increase, or 115,718 short tons higher compared to the FY2019.

As it can be seen in the table above, the main cause of the increase of dispatched volumes is higher ethane deliveries as last year in July 2019 PBB Polisur S.R.L., the only client to whom this product is sold, had been unable to order ethane for processing due to the accident occurred at its plant. We also recorded higher butane and propane revenues in the domestic market due to the supply plans created by the Argentine government. These effects were partially offset by lower volumes of exported butane.

For further information regarding the evolution of this business segment in 2020, see “4. Our businesses in 2020. Liquids Production and Commercialization”, of this Annual report.

Other Services

Revenues derived from the Other Services segment went up by Ps. 957 million in the FY2020, with respect to 2019. This positive variation reflects higher revenues derived from natural gas transportation and treatment services in Vaca Muerta and to the effect of the exchange rate increase on revenues denominated in US dollars. These effects were partially offset by lower construction services of the joint venture that aims at constructing a building in the province of Santa Fe (“UT SACDE - TGS”) and lower revenues related to natural gas compression and treatment services.

For further information with respect to this business segment’s outlook and performance, see “4. Our businesses in 2020. Other services”, of this Annual report.

Operating Costs, Administrative and Selling Expenses

Operating Costs, Administrative and Selling Expenses corresponding to FY2020 decreased by Ps. 6,823 million, 17% versus same period the previous year. This variation is a result of mainly: (i) the cost of natural gas processed at the Cerri Complex— lower price partially offset by higher quantities of the gas purchased for Thermal Plant Reduction Reposition (“TPR”)—, (ii) exports withholding taxes and turnover tax, (iii) maintenance and third parties’ services and (iv) labor costs. These effects were partially offset by higher depreciations (due to the start-up of the assets related to the rendering of services in Vaca Muerta) and higher allowances for doubtful accounts.

The table below presents the main components of operative, administrative and selling expenses and their main variations in 2020 and 2019:

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Impairment of property, plant and equipment

According with IFRS, in the year 2020 we identified indicators of impairment of our assets. In light of the current conditions of the Natural gas transportation segment, we recorded an impairment loss related to assets in this business segment for Ps. 3,114 million.

For further information, see "Note 5. Critical accounting estimates - a) Impairment of PPE" to the consolidated financial statements as of December 31, 2020.

Other Operating Results

Other Operating Results recorded a positive variation of Ps. 274 million, mainly due to the recognition of collections related to insurance recovery and lower allowances for contingencies.

Financial Results

Financial results for the FY2020 had a negative effect of Ps. 9.027 million versus the FY2019. The table below provides a breakdown of financial results:

This negative variation is mainly due to the loss generated by trading financial instruments to acquire foreign currency abroad and lower Gains on net monetary position due to the increase in net liabilities and lower capitalization of financial costs. These effects were partially offset by lower negative exchange rate, as a consequence of the lower depreciation of the Argentine peso with respect to the US dollar in the FY2020 versus FY2019.

The selling peso/ dollar exchange rate closed at a value of Ps. 84.15 per US dollar as of December 31, 2020, representing a 41% increase (or Ps. 24.26 per US dollar) compared to the exchange rate observed at the closing of FY2019. On the other hand, as of December 31, 2019 said rate

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had already increased by 58.9% (or $22.19 per US dollar) regarding its quote at the closing of the FY2018.

Income Tax

For the FY2020, TGS reported a Ps. 4,404 million loss related to income taxes, versus the loss reported in the FY2019 of Ps. 5,479 million.

The lower income tax charge mainly derived from a lower pre-tax net income.

11.b. Liquidity

The Company’s primary sources and application of cash flows during 2020 and 2019 are shown in the table below:

In FY2020 net cash flows generated by operations showed a positive variation of Ps. 10,136 million, mainly due to lower income tax payments, collections received related to derivative financial instruments and lower cash advances to suppliers. These effects were partially offset by a drop in our operating profit.

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Net cash flows used in investing activities increased by Ps. 7,429 million, mainly driven by higher acquisitions of financial assets not considered cash equivalents. This effect was partially offset by lower funds used in capital expenditures due to the finalization of Vaca Muerta’s midstream business works and the impact of COVID.

Regarding net cash flows used in financing activities, it reduced by Ps. 10,335 million, attributable to dividend payments carried out in the FY2019. This effect was partially offset by repurchase of notes in 2020, and the cancellation of financial indebtedness, whereas in FY2019 we had taken financial indebtedness.

11.c. Fourth Quarter 2020 (“4Q2020”) vs. Fourth Quarter 2019 (“4Q 2019”)

The table below presents a summary of the consolidated results recorded in the 4Q2020 versus the 4Q2019:

The comprehensive loss of Ps. 3,546 million recorded in the 4Q2020 is compared to the comprehensive income of Ps. 5,933 million obtained in the same period of 2019.

Total revenues corresponding to 4Q2020 fell by Ps. 4,150 million versus the same period of the previous fiscal year.

Revenues corresponding to the Natural Gas Transportation segment in the 4Q2020 decreased by Ps. 1,876 million compared to the same quarter of the previous year. Said negative variation was the result of the lack of increase in applicable tariffs (the last increase we obtained was on April 1°, 2019) and the negative effect that the CPI variation had on inflation-adjusted revenues.

Liquids Production and Commercialization revenues fell by Ps. 2,505 million in 4Q2020, mainly driven by the drop in ethane and natural gasoline prices and lower exported volumes. These effects were partially offset by higher volumes of ethane and propane and butane allocated to the domestic market.

Total volumes dispatched from the Cerri Complex fell by 10% or 33,955 short tons. The table below provides a breakdown of tons dispatched per destination market and product:

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The Other Services segment revenues reported an increase of Ps. 231 million, mainly attributable to higher natural gas transportation, conditioning services and operative assistance related to the Vaca Muerta project. These effects were partially offset by lower revenues derived from natural gas compression and operation and maintenance services rendered at pipelines and compressor plants.

For the 4Q2020, cost of sales and administrative and commercialization expenses amounted to Ps. 7,475 million (whereas in the 4Q2019 had reached 10,930 million), representing a decrease of Ps. 3,455 million. Said variation is mainly due to a decrease in: (i) the cost of natural gas processed at the Cerri Complex (due to lower prices and consumed volumes), (ii) property, plant and equipment repair and maintenance expenses and (iii) turnover tax and tax on exports.

The main components of operative costs, administrative and commercialization expenses and their main variations in the 4Q2020 and 4Q2019 are presented in the following table:

As mentioned above, during the 4Q2020 we have recorded the impairment of our assets in the Natural Gas Transportation segment for Ps. 3.114 million.

Financial results presented a negative variation of Ps. 6,223 million in the 4Q2020. compared to the results recorded in the 4Q2019. Such negative variation is mainly a result of the loss generated by trading financial instruments to acquire foreign currency abroad, lower gain on net monetary position and the exchange rate difference after the higher depreciation of the Argentine peso recorded in 4Q2020.

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11.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2020, 2019, 2018 and 2017:

11.e. Consolidated Comprehensive Income Summary

Statements of comprehensive income for the years ended December 31, 2020, 2019, 2018 and 2017:

11.f. Consolidated Cash Flows Summary

Comparative Statements of Cash Flows for the years ended December 31, 2020, 2019, 2018 and 2017:

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11.g. Comparative Statistic Data (in physical units)

11.h. Ratios

12. Further considerations

Compliant to the provisions of Title IV, Chapter I, Section I, article 1, subsection a.1) of CNV’s NT 2013, below we include the information requested by Law Nº 26,831 “Argentine Public Offering Law” under its section 60, subsection c), I, II, III and IV , thus reporting:

a) Projected business strategy and other relevant aspects pertaining to our business:

Regarding the Natural Gas Transportation business, our target is set on obtaining a transitory tariff increase and eventually the materialization of the tariff review started by the Government.

We will focus on business opportunities that not only add value to our financial-economic situation but also contribute to the much needed energy development in Argentina.

Both goals, complementary of each other, will ensure the maintenance of the pipeline system and its adjustement to meet and foster the vital energy development required in Argentina and thus will enable us to continue being a sustainable company.

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Regarding the Liquids Production and Commercialization segment, the strategy will be to enhance production based on the sales margins of the different products and to develop alternative markets, both in the domestic and overseas arena. On the other hand, given the current scenario in which natural gas supply prices are in a rising trend, our main target is to get this raw material at reasonable prices so as to keep sustainable levels of profitability .

In the overseas market, we will seek to renew propane, butane, natural gasoline exports contracts in order to turn this segment as profitable as possible.

In the domestic market— given the increase in the natural gas purchase cost—, we will work along with national authorities to implement changes to the current schemes of LPG supply to the most vulnerable sectors, in a manner that allow us to obtain more reasonable margins.

Regarding Other Services, we will seek opportunities to foster the energetic development of the country, taking advantage of Vaca Muerta’s natural gas growing production.

b) Issues related to decision-making structures and internal control system:

Decision-making is within the scope of the Board of Directors’ responsibilities, whereas such decisions are executed by the Management of the Company. The top management is in charge of implementing our corporate strategy and is led by the Chief Executive Officer (CEO), who reports directly to the Board of Directors, in accordance with the terms of section 270 of the Argentine Corporate Law Nº 19,550. The areas of Operations, Administration, Finance and Services, Regulatory and Institutional Affairs, Human Resources and Legal Affairs report directly to the CEO.

The areas of Safety, Enviroment, Quality and Internal Audit also report directly to the CEO.

We have designed an internal control structure—with different kinds of controls—aimed at mitigating miscellaneous risks. The adequate performance of internal controls is assessed on a yearly basis, as it also constitutes a requirement of the United States Sarbanes-Oxley Act (to which we are subject for trading our shares in the United States Stock market). The internal controls structure’s annual assessment consists in the evaluation of its design to ensure controls are oriented at mitigating process-related risks. On the other hand, a test is performed on the eficiency of its operation. Based on the analisis performed in 2020, we have not detected significant deficiencies or material weaknesses to be reported.

For the purposes of conducting the mentioned internal control system assessment we use as referential parameter the one outlined by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 version.

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c) Dividends policy proposed or recommended by the Board of Directors, with a well- founded and detailed explanation

The Board of Directors has approved a Dividend Distribution Policy by means of which a set of guidelines have been defined to maintain an adequate balance between the amounts to be distributed as dividends and TGS’ investment plans, with the aim of establishing a clear, trasnparent and consistent practice that enables well- informed decisions.

d) Compensation to the Board of Directors members and the corporate Management, option plans and any other modality of compensation to directors and managers. The mandatory nature of disclosing this information shall extend to the controlled companies in which different systems or policies are applied

The compensation to the members of the Board of Directors is determined by the Shareholders Meeting. The compensation to managers consists of fixed and variable components, the latter depending on the fulfillment of the objectives outlined by the Board of Directors. The members of the controlled company’s Board of Directors do not receive any payment. We currently don’t have stock option plans for the acquisition of TGS shares nor retirement plans for our employees.

e) In compliance with the provisions of Tïtle IV, Chapter I, Section I, Article 1, subsection a.1) of the NT 2013 of the CNV Standards, in Exhibit I to this Annual Report, we include the information related to our level of compliance with the Corporate Governance Code.

13. Board of Directors’ Proposal regarding the application of results

The chart below provides a breakdown of our retained earnings as of December 31, 2020 and our proposal for its distribution. Our proposal includes, after the reversal of the balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by our Ordinary Shareholders Meeting dated April 21, 2020, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”.

In view of the outlook of our new businesses and the challenges we are facing in this new fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and/or (ii) investment projecs that are already engaged and/or (iii) the payment of future dividends, based on the evolution of the financial condition of the Company and the evolution of macroeconomic variables  and/ or (iv) the buyback of shares within the plan approved by the Government and that is eventually approved by the Management of the Company. The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of (iv), in line with the provisions of subsection c) and  e) point 11, section 3, chapter III tittle IV of the CNV standards (NT 2013)—, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

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In millions of pesos as of December 31, 2020
Reserve for future capital expenditures, buyback of our treasury shares and/or payment of dividends	24,950
Net income for 2020	3,286
Total	28,236

Proposal:

Derecognition of reserve for future capital expenditures, buyback of our treasury shares and/or payment of dividends

Legal reserve increase

Reserve for future investments, buyback of our treasury shares and or payment of dividends

(24,950) 164 28,072

Autonomous City of Buenos Aires, March 9, 2021.

  Horacio Turri

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3

Notes	2020	2019
ASSETS			
Non-current assets			
Property, plant and equipment	12	98,873,425	101,496,521
Investments in associates	9	128,395	107,088
Other financial assets at amortized cost	8.m.	13,759,012	7,356
Deferred tax assets	14	24,672	21,238
Other receivables	8.a.	9,557	12,258
Total non-current assets		**112,795,061**	**101,644,461**
Current assets			
Other receivables	8.a.	2,167,847	3,945,459
Inventories		571,502	418,823
Trade receivables	8.b.	6,147,453	8,813,414
Contract assets		119,990	241,335
Derivative financial instruments		-	373,058
Other financial assets at amortized cost	8.m.	18,319	1,421,253
Other financial assets at fair value through profit or loss	8.n.	2,120,788	-
Cash and cash equivalents	8.c.	4,653,406	13,294,402
Total current assets		**15,799,305**	**28,507,744**
Total assets		**128,594,366**	**130,152,205**
EQUITY			
Common stock		37,040,489	38,595,667
Treasury shares		2,053,570	498,392
Cost of acquisition of treasury shares		(3,715,523)	(994,866)
Additional paid-up capital		(1,077,841)	(1,077,841)
Legal reserve		3,488,875	2,617,227
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		24,950,853	7,285,050
Accumulated retained earnings		3,286,190	18,537,451
Non-controlling interests		31	38
Total equity		**66,026,644**	**65,461,118**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	7,473,264	6,504,952
Contract liabilities	8.d.	4,052,127	3,984,598
Loans	13	42,932,658	43,375,367
Total non-current liabilities		**54,458,049**	**53,864,917**
Current liabilities			
Provisions	15	860,702	802,029
Contract liabilities	8.d.	317,985	299,238
Other payables	8.e.	301,974	391,621
Taxes payables	8.f.	348,474	480,825
Income tax payable		1,392,188	24,953
Payroll and social security taxes payable	8.o.	1,147,988	882,805
Loans	13	936,766	2,344,459
Trade payables	8.g.	2,803,596	5,600,240
Total current liabilities		**8,109,673**	**10,826,170**
Total liabilities		**62,567,722**	**64,691,087**
Total equity and liabilities		**128,594,366**	**130,152,205**

The accompanying notes are an integral part of these consolidated financial statements.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2020	2019
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the year	3,286,199	17,432,963
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	6,161,233	5,031,234
Derivative financial instrument results	(449,575)	26,101
Disposal of property, plant and equipment (PPE)	34,890	137,308
Share of (gain) / loss from associates	(21,310)	43,372
Increase in provisions	325,140	363,189
Interest expense accrual	3,215,885	2,597,792
Interest loss on other financial assets other than cash and cash equivalents	7,785,189	(136,806)
Income tax	4,404,423	5,478,585
Impairment of PPE	3,114,056	-
Acquisition of notes result	(399,356)	-
Foreign exchange loss	11,555,095	12,099,811
Allowance for doubtful accounts	95,067	3,315
Gain on the net monetary position	(7,019,379)	(8,994,366)
Changes in assets and liabilities:		
Trade receivables	(303,769)	(5,083,436)
Other receivables	(553,576)	(2,502,867)
Inventories	(263,862)	71,656
Trade payables	143,775	191,785
Contract assets	57,279	(28,041)
Payroll and social security taxes	499,537	360,521
Tax payables	6,300	(179,936)
Other payables	14,315	281,791
Provisions	(8,073)	(10,333)
Interest paid	(2,747,121)	(2,777,101)
Derivative financial instruments payment	661,634	29,854
Income tax paid	(1,166,812)	(6,645,288)
Contract liabilities	86,724	586,468
Cash flows provided by operating activities	28,513,908	18,377,571
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(7,769,600)	(21,689,918)
Financial assets not considered cash equivalents	(22,318,287)	(969,183)
Cash flows used in investing activities	(30,087,887)	(22,659,101)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	(1,354,111)	-
Payment of leasing	-	(25,528)
Cost of acquisition of treasury shares	(2,720,657)	(3,526,937)
Dividends paid	(16)	(13,288,576)
Loans	-	1,431,939
Cost of acquisition of notes	(999,811)	-
Cash flows used in financing activities	(5,074,595)	(15,409,102)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,648,574)	(19,690,632)
Cash and cash equivalents at the beginning of the year	13,294,402	34,858,984
Foreign exchange gain on Cash and cash equivalents	760,625	5,065,846
Loss on the monetary position on Cash and cash equivalents	(2,753,047)	(6,939,796)
Cash and cash equivalents at the end of the year	4,653,406	13,294,402

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 6.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where tgs processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50%; (ii) Grupo Inversor Petroquímica S.L. (member of the GIP Group, led by the Sielecki family) and PCT L.L.C. with the remaining 50%. Local and foreign investors hold the remaining ownership of tgs’s common stock.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2020:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of health, political and economic events both domestically and internationally.

In recent years, the Argentine scenario has not been auspicious, from the political and economic instability since 2019, which increased the degree of distrust in the financial markets, to the negative implications of the pandemic. The Argentine economy was in a recessionary process and the outbreak of the quarantine derived from the COVID pandemic in March 2020, described in the following section, made this scenario more complex.

The main macroeconomic issues of our country are as follows:

•The country risk level (also known as Emerging Markets Bonds Index or EMBI) as of December 31, 2020 amounted to 1,368 points.

•Cumulative inflation between January 1, 2020 and December 31, 2020 reached 36.1% (Consumer Price Index - "CPI").

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•Between January 1 and December 31, 2020, the peso depreciated 41% against the U.S. dollar, according to the exchange rate of the Banco de la Nación Argentina ("BNA"). Also, as of December 31, 2020, the gap with respect to alternative U.S. dollar exchange rates obtained in the market was close to approximately 70%.

•The country faces certain monetary imbalances aggravated by the high level of money issuance as a result of the assistance measures adopted by the Government, thus putting pressure on the international reserves of the Central Bank of Argentina ("BCRA").

•Economic activity decreased in 2020. Certain sectors show greater decreases in activity including the discontinuation of operations. In addition, unemployment has increased to 11.7%, according to the latest information provided by the National Institute of Statistics and Census (INDEC for its acronym in Spanish).

•The drop in economic activity and the consequent reduction in tax collection has also produced a significant fiscal imbalance.

•During 2020, Argentina successfully completed its debt swap with private creditors, which allows for a new debt cancellation program with the IMF, which is expected to take longer and may lead to tax, labor and pension reforms.

In this regard, as in other countries, the Argentine Government has implemented a series of economic measures to mitigate the impact on the most vulnerable sectors and to sustain the economy:

•The BCRA has strengthen foreign exchange controls (for further information, see "Note 16 - Financial Risk Management"), which also affect the value of foreign currency in existing alternative markets.

•The government has announced that it will end the tariff freeze policy for electricity and natural gas public services companies, initiating a new renegotiation process of the comprehensive tariff review ("RTI"). For further information, see "Note 17 - Regulatory framework".

•In order to stimulate exports, several decrees were issued to temporarily reduce the current export withholding tax rates. For further information, see "Note 17 - Regulatory framework."

•Several energy-related measures were defined in order to encourage production and reduce the impact on certain types of natural gas consumers. The most outstanding one refers to the establishment of the Argentine Natural Gas Production Promotion Plan - Supply and Demand Scheme 2020-2024 through Decree No. 892/2020 published on November 16, 2020 (the "Plan Gas.Ar ").

•Various tax relief measures were established through the creation of tax moratoriums.

•Several assistance programs were created for companies and individuals in order to guarantee their income, such as the Emergency Assistance Program for Work and Production ("ATP") for employers and workers affected by the health emergency and the Emergency Family Income ("IFE").

•Dismissals without cause were prohibited and the public emergency in occupational matters and the obligation to pay a double compensation in cases of dismissal without cause were established.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Impact of COVID-19 ("COVID") on tgs operations.

So far in 2020, the spread of COVID has impacted a large number of countries with a significant level of severity. In March 2020, the World Health Organization (WHO) declared COVID a global pandemic. This brought relevant consequences including a major worldwide economic contraction whose impacts and scope are still unknown.

During this period, countries implemented a series of drastic measures including, among others, border closures and mandatory isolation of the population, paralyzing non-essential economic activity and causing a marked global economic recession. This resulted in organizations, and therefore tgs, taking similar measures to mitigate the risk to communities, employees and business operations.

While between May and August 2020, some steps to relax lockdown measures were taken in the European continent, as well as in several countries in Asia and Oceania, the main focus of the pandemic was on the American continent, where the level of infection grew steadily. However, since mid-September 2020, the number of infections has increased on the European continent, leading countries to resume certain measures that imply a retraction of the economy and an increase in volatility as a consequence of the uncertainty regarding the health situation. Meanwhile, a high level of contagion has been maintained in the Americas.

Currently, uncertainty has increased as a result of the discovery of new, more contagious strains of the virus, which has led countries to take extreme sanitary measures.

At the beginning of the pandemic, the Argentine Government implemented a series of measures aimed at reducing the circulation of the population, providing for preventive and mandatory social isolation since March 20, 2020, allowing the circulation of only those persons linked to the provision / production of essential services and products. Since that date, and although with certain flexibilities depending on the area of the country, such isolation was extended considering the epidemiological situation, until November 8, 2020 inclusive, date as from which the preventive and mandatory social distancing ("DISPO") was established. Presidential Decree No. 125/2021 extended the DISPO until March 12, 2021.

In order to ensure the health of its personnel, the continuity of its operations, and to preserve its financial situation, the Company's management has taken a series of measures.

Although the activities carried out by the Company are considered essential, the situations described above have had an impact on the different business segments in which it operates, but without affecting their continuity.

In the Natural Gas Transportation segment, the Argentine Government by means of Presidential Decree No. 311/2020 (the "Decree 311", as amended by Decree No. 756/2020) ordered the suspension of public service cuts for non-payment for a term of 180 days, subsequently extended for a similar term and in force until December 31, 2020, and the implementation of several measures aimed at sustaining the income of those sectors of the economy that suffer the greatest impact. Both the aforementioned and the isolation measures have implied certain delays in the receipt of collections related to this business segment which, although it has improved recently, it cannot be guaranteed that this situation will continue in time. For further information regarding the Company's tariff situation, see "Note 17 - Regulatory Framework - Regulatory Framework of the Natural Gas Transportation segment".

In the Liquids Production and Commercialization segment, during the first half of 2020 the international reference prices of the Liquids produced and commercialize by the Company were impacted after, added to the negative impact of the development of COVID on the world supply and demand of products, the member countries of the Organization of Petroleum Exporting Countries ("OPEC") and the non-OPEC+ producers ("OPEC+") did not reach an agreement regarding oil production levels, all of which generated a scenario of lower prices during that period. However, as of the last quarter of 2020 and after the end of the year,

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

international prices recovered sharply, even surpassing the prices in effect at the end of 2019. Likewise, in the domestic market, the price of natural gas at wellhead during the year 2020 has been significantly reduced, measured in U.S. dollars, which benefits the replacement cost of the plant thermal reduction ("RTP") for processing at the Cerri Complex. These factors, among others, have allowed the 2020 operating result of this segment to be higher than the one in previous year.

As for natural gas production, in the same period there was a 9% year-on-year drop, due to the limiting effects of the preventive and mandatory social isolation on the activity, combined with a higher autumn temperature. In this context, the National Government has approved the Plan Gas.Ar, which, after the first adjudication, determined an increase in the cost of natural gas at the point of entry (“PIST”) to the transportation system for thermal generation and for gas distributors.

As for the Other Services segment, in 2020 the production and the price of natural gas at wellhead in the Neuquina basin maintained the trend described at the national level. These decreases, together with the macroeconomic situation in Argentina, continue to generate uncertainty regarding the production and development of natural gas in the Vaca Muerta area.

As of the date of issuance of these Consolidated Financial Statements, it is not possible to foresee the impact or duration of such situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the Company's results, financial situation and cash flows. However, given the Company's financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

In this regard, the Company evaluated the impairment indicators in accordance with IAS 36, and the recoverable value tests have been performed on the assets included in Property, Plant and Equipment ("PPE"). The disclosures related to the test performed and the result of the test are included in Note 5.a. to these Consolidated Financial Statements.

The Company's management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company's financial statements should be read considering these circumstances.

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements for the years ended December 31, 2020 and 2019 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A.U. (“CTG”) its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

These consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on March 9, 2021.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

Functional and presentation currency

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” Or “pesos”) which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c).

4. SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2020 adopted by the Company

Definition of materiality (amendments to IAS 1 and IAS 8)

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

In addition, these amendments incorporate new concepts that helped both the preparers of financial statements and their users in the preparation and interpretation of the financial information included in them. A misstatement of information should be considered material when it could reasonably be expected to influence the decisions made by primary users.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality had no significant impact on the Company's financial statements.

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1, 2020.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2020, are listed below:

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Company is evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment ("PPE")

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

This amendment is not expected to have a significant impact on the Company.

IAS 37: Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

These amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Company.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2020 and 2019 is as follows:

Company	Incorporation country	% of shareholding and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG (1)	Argentina	100	December 31	Electrical power related services

(1) 100% of the shares of this company were acquired on August 8, 2017.

For consolidation purposes for the year ended December 31, 2020 and 2019, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2020.

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2020 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2020 of Link, TGU and EGS (in liquidation) from this date to December 31, 2020.

Associates with negative equity are disclosed under “Other liabilities” to the extent that the Company has incurred legal or constructive obligations, or made payments on behalf of the associate, as of the date of the financial statements. Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2020 and 2019:

	% of shareholding
Company	and voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

4.c.3) Associates

The functional currency of the associate company located abroad, TGU, is the US dollar, because it is the currency in which it substantially generates its income and incur its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d) Restatement to constant currency - Comparative Information

Regulatory framework

The consolidated financial statements as of December 31, 2020, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2020 balance sheet date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 36.14% and 53.83% in the years ended December 31, 2020 and 2019 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2019, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

i.Financial assets subsequently measured at amortized cost, and

ii.Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2020 and 2019, the Company has not recognized any financial assets under this category.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2020 and 2019, the Company has not recognized any financial assets under this category.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h.

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value and, in case of measured at amortized cost, net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2020 and 2019, there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2020 and 2019, all of the Company’s financial liabilities were classified in this category.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2020, the Company did not hold derivative financial instruments. As of December 31, 2019, the derivative financial instruments held by the Company are mentioned in Note 16.1.3 to these financial statements for which the application of hedge accounting as defined by IFRS 9 has not been elected.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack”) classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.h) Trade receivables and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

4.i) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

-Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

-Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 3. Consumption is restated based on the origin date of the acquisition of the asset.

-Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2019, the Company capitalized Ps. 607,452 as borrowing costs. For the year ended December 31, 2020, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

-Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2020, the Company recognized an impairment loss (for further information see "Note 5. Critical accounting estimates. a. Impairment of PPE"). Impairment of PPE"). As of December 31, 2019, the carrying value of PPE did not exceed its recoverable amount.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n) Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2020 and 2019, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See Note 14).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account which revenues are recognized in a point in time, and (ii) other liquid services which revenues are recognized over the time.

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining ("ex MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenue from sales” of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see "Note 23 - Associates and joint arrangements."

4.r) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d, except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d. Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d., and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.s) Basic and diluted earnings per share

Earnings per share as of December 31, 2020 and 2019 were calculated as follows:

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2020 and 2019 matches the diluted net income per share.

5.FINANCIAL RISK MANAGEMENT

The preparation of financial statements in conformity with general accepted accounting principles requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Company considers each business segment as a CGU.

•When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which TGS carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the recorded amounts of PPE, the recoverable value of each of Natural Gas Transportation segment and the Other Services CGUs have been calculated based on its value in use.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment, and the expectation of business development in the Vaca Muerta area in the Other Services segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments, (ii) for assets associated with the Other Services segment, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas, (iii) projections of the future costs and investments to be incurred and (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the transitional tariff increase to be granted until the new RTI is concluded, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The Company has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 70%.

b) Optimistic scenario: probability of occurrence assigned 10%.

c) Pessimistic scenario: probability of occurrence assigned 20%.

In all scenarios, the post-tax discount rate used, the WACC, is 12.4%, measured in US dollars.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2020, the assessment of recoverability of the CGU of the Natural Gas Transportation segment resulted in the recognition of impairment losses of Ps. 3,114,056 (before taxes) which is recorded within "Impairment of Property, plant and equipment" in the Statement of Comprehensive Income for the year ended December 31, 2020.

The Company has performed a sensitivity analysis with respect to: i) the probability of occurrence of each scenario and has concluded that an increase of up to 80 percentage points in the weighted probability of the pessimistic case (from 20% to 100%) and a reduction in the probability of occurrence of the optimistic scenario and the probability of occurrence of the base scenario (reducing each of them to zero) would imply an increase in the impairment loss of approximately Ps. 5,393,575 (before taxes), and ii) the discount rate where a 1% increase in the discount rate would imply an increase in the impairment loss of approximately Ps. 906,660 (before taxes).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

To perform the analysis of the Other Services segment, the Company relied on the future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas to extend current firm transportation contracts, and on projections of contractual tariffs based on international inflation index.

Based on the above analysis, the Company did not identify the need to record any impairment of the PPE amounts of the latter business segment as of December 31, 2020.

No impairment of PPE amounts on any business segment was identified as of December 31, 2019.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

5.c) Income tax

Deferred tax assets are recognized for all tax loss carryforwards to the extent that it is probable that there will be a taxable profit against which the tax loss can be utilized. Determining the amount of deferred tax assets that can be recognized requires significant judgments to be made by management based on the likely timing and level of future tax benefits, together with future tax planning strategies and macroeconomic variables that impact the business.

On December 29, 2017, the PEN enacted and put into effect through Decree 1112/2017 a tax reform sanctioned in the National Congress through Law No. 27,430 (the "Tax Reform") whereby a decrease in tax rates was determined. Subsequently, through the enactment of the Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency No. 27,541 ("Solidarity Law"), the Argentine Government defined the postponement of the reduction of the current tax rate for fiscal years beginning on or after January 1, 2021.

Based on the estimates made as of December 31, 2020, the Company has not recognized as a deferred asset almost all of the specific loss generated by negative exchange differences in 2020 derived from financial instruments traded abroad.

More detailed information on income tax is included in Note 14 "Income tax and deferred income tax".

6.SUPPLEMENTAL CASH FLOW INFORMATION

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2020 and 2019 are presented below:

	2020	2019
Unpaid acquisition of PPE	304,531	1,812,174
Principal payment of financial lease (1)	190,969	203,173
Capitalization of finance costs	-	607,452
(1) Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

Detailed information on each business segment for the years ended December 31, 2020 and 2019 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of revenues by market and opportunity for the years ended December 31, 2020 and 2019 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

The movement of the allowance for doubtful accounts is as follows:

b)Trade receivables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

During 2020 and 2019 financial years, the Company recognized Ps. 159,952 and Ps. 189,587, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2047.

e)Other payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

f)Taxes payables

g)Trade payables

h)Revenues

Disaggregation of net revenues

Below is a table in which net revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information of revenues on each business segment for the years ended December 31, 2020 and 2019 is disclosed below:

➢Natural Gas Transportation:

➢Production and Commercialization of Liquids:

➢Other Services:

i)Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2020 and 2019

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

n)Other financial assets at fair value through profit or loss

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)Payroll and social security taxes payable

9.INVESTMENTS IN ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results is the following:

11.SHARE OF GAIN / (LOSS) FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2019										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	83,617,294	-	(18,148)	2,631,890	86,231,036	40,478,034	(10,547)	2,066,658	2.2	42,534,145	43,696,891
Compressor plants	31,950,533	544,422	(244,896)	2,769,078	35,019,137	22,137,747	(147,638)	1,453,471	3,3 a 25	23,443,580	11,575,557
Other plants	36,061	-	-	-	36,061	10,945	-	1,224	3.3	12,169	23,892
Stations of regulation and/or measurement of pressure	2,847,785	-	-	104,692	2,952,477	2,271,328	-	78,527	4.0	2,349,855	602,622
Other technical installations	563,238	-	-	10,129	573,367	480,646	-	12,593	6.7	493,239	80,128
Subtotal assets related to natural gas transportation service	119,014,911	544,422	(263,044)	5,515,789	124,812,078	65,378,700	(158,185)	3,612,473		68,832,988	55,979,090
Non-regulated segment Pipelines	169,943	-	-	13,763,807	13,933,750	86,262	-	85,737	2.2	171,999	13,761,751
Non-regulated segment Compressor plants	2,601,276	-	-	198,228	2,799,504	793,286	-	296,012	3,3 a 25	1,089,298	1,710,206
Non-regulated segment Other plants	18,142,640	-	-	6,434,539	24,577,179	13,582,007	-	425,468	3.3	14,007,475	10,569,704
Non-regulated segment Stations of regulation and/or measurement of pressure	218,552	15,362	-	623,493	857,407	43,819	-	15,768	4.0	59,587	797,820
Non-regulated segment Other technical installations	345,819	-	-	-	345,819	102,821	-	31,133	6.7	133,954	211,865
Subtotal assets related to Other Services and Production and Commercialization of Liquids (1)	21,478,230	15,362	-	21,020,067	42,513,659	14,608,195	-	854,118		15,462,313	27,051,346
Lands	224,817	257,310	-	-	482,127	-	-	-	-	-	482,127
Buildings and constructions	4,247,069	-	(1,291)	583,209	4,828,987	2,398,379	(15)	80,290	2.0	2,478,654	2,350,333
Fittings and features in building	359,002	-	-	132	359,134	143,466	-	14,876	4.0	158,342	200,792
Machinery, equipment and tools	1,271,121	234,960	(10,562)	8,450	1,503,969	787,159	(10,562)	108,922	6,7 a 10	885,519	618,450
UT Machinery, equipment and tools	1,238	-	-	-	1,238	934	-	304	6,7 a 10	1,238	-
Computers and Telecommunication systems	5,687,422	4,683	-	902,043	6,594,148	4,657,053	-	302,133	6,7 a 20	4,959,186	1,634,962
Vehicles	619,944	110,083	(33,350)	-	696,677	436,636	(31,508)	56,433	20	461,561	235,116
Furniture	311,135	-	-	-	311,135	301,290	-	1,685	10	302,975	8,160
Materials	3,217,600	3,075,586	(29,331)	(1,985,881)	4,277,974	-	-	-	-	-	4,277,974
Line pack	787,855	-	-	(114,570)	673,285	37,637	-	-	-	37,637	635,648
Works in progress	12,547,544	21,404,218	-	(25,929,239)	8,022,523	-	-	-	-	-	8,022,523
Total	169,767,888	25,646,624	(337,578)	-	195,076,934	88,749,449	(200,270)	5,031,234		93,580,413	101,496,521

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2020 and 2019, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

The book value variation of the rights-of use accounted during the years ended on December 31, 2020 and 2019 corresponds to its depreciation:

The right to use these assets expires in September 2026, at which time the purchase options provided for in the contracts may be exercised.

13.LOANS

Short-term and long-term loans as of December 31, 2020 and 2019 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2020 and 2019 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The maturities of current and non-current financial debt, net of issuance costs, as of December 31, 2020 are as follows:

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2020, and their present book value:

Description of the Company's indebtedness

Class 2 Notes ("2018 Notes")

The General Ordinary Shareholders' Meeting held on April 26, 2017 resolved to increase by up to US$ 700,000,000 (or its equivalent in other currencies) the Global Program of Negotiable Obligations authorized by the CNV in its Resolution No. 17,262 dated January 3, 2014, whose amount until the Meeting was held was US$ 400,000,000 (the "2017 Global Program").

On May 2, 2018, under the 2017 Global Program, the Company proceeded to the issuance of the 2018 Notes according to the following characteristics:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2018 notes
Amount in US$	500,000,000
Interest rate	6.75% anual
Issuance price	99.725%
	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Provision No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the term of the 2017 Program until January 3, 2024.

The General Shareholders' Meeting held on August 15, 2019 decided that the Global Program for the Issuance of Negotiable Obligations be extended from US$ 700 million to US$ 1,200 million. Such increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR#CNV.

The funds raised by the Company are intended to:

i.The repurchase of the Class 1 marketable debentures (the "ON 2014") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. and use the balance of the net proceeds for the realization of investments in capital assets in process.

The value of such financial debt is based on its amortized cost calculated as the cash flows discounted at an effective rate of 7.088%.

During 2020, the Company repurchased its marketable debt for a nominal value of USD 17.6 million for which it paid Ps. 999,811. This transaction generated a positive result of Ps. 399,356 recognized in the financial results of the Statement of Income.

Restrictions

As of the date of issuance of these Consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, sale of assets and transactions with related parties.

The Company may incur new debt under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.75:1.

b.For the refinancing of current debt.

c.Originated by customer advances.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company may pay dividends under the following conditions: (i) the Company is not in default of its obligations with creditors, and (ii) immediately after such dividend payment is made, the Company may incur new debts as provided in point a. of the preceding paragraph.

Lease liability:

Corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Neuquén River area. Said agreement was entered into on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of the term of the agreement.

Pre-financing of exports:

On November 5, 2019, the Company agreed with Itaú Unibanco S.A. to grant a loan for US$ 17 million in order to pre-finance exports of propane, butane and natural gasoline made. The characteristics of this loan are as follows:

Amount in US$	17,000,000
Interest Rate	LIBOR + 1.95%
	Scheduled Repayment date	Porcentaje de Monto de Capital Original Pagadero
Amortization	March 4, 2020	100%
Interest Payment Frequency	Monthly, payable December 4, 2019, January 6, 2020, February 4, 2020 and March 4, 2020
Guarantee	U.S. Treasury Securities*

* Included within "Other financial assets at amortized cost."

This loan was totally repaid at the maturity date.

14.INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. Subsequently, on the occasion of the enactment of the Solidarity Law, new modifications were introduced with impact as of the fiscal year beginning on January 1, 2019. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Solidarity Law suspended until fiscal years starting from 1st January 2021 inclusive, reduced to 25% of the applicable rate and retention of 13% on dividends.

Tax adjustment for inflation

This section was subsequently modified by Law No. 27,468, which establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal year ended December 31, 2020, the CPI has exceeded the 30% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2020 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It established the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

This revaluation was optional, and to carry out the tax revaluation, a special tax must be paid. The special tax varied between 8% and 15%, depending on the type of asset to be re-evaluated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercised the revaluation option waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option.

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2020 and 2019 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The analysis of deferred tax assets and liabilities is as follows:

The composition of the net deferred tax liabilities as of December 31, 2020 and December 31, 2019 is as follows:

As of December 31, 2020, the Company generated a specific tax loss derived from financial instruments traded abroad of Ps. 2,037,523. The realization of such tax loss depends on the future generation of taxable financial gains during the statute of limitations period. In order to determine its recoverability, the Company takes into consideration the reversal of deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it cannot be estimated as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 2,036,579 was recognized as of December 31, 2020.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2020 and 2019 as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.PROVISIONS

The total amount of the Provisions is included in current liabilities.

16.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Restrictions to the single free market for foreign exchange ("MULC")

As mentioned in Note 1, the main global and Argentine economic variables have had a negative impact on financial markets affecting the cost of borrowing, hedging activities, liquidity and access to capital in general. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in value.

Additionally, as from April 2020, through the issuance of Communication "A" 7001, subsequently amended by Communications "A" 7030, 7042, 7052, 7068 and 7138, the BCRA established measures that intensify the restrictions for access to the MULC, including measures related to the trading of stock market assets by companies.

In turn, on May 25, 2020 and June 19, 2020, the CNV issued General Resolutions No. 841 and 843, by means of which restrictions are established for the purchase and sale of negotiable securities in U.S. dollars, or the transfer of such securities to depositary companies abroad. Subsequently, by means of General Resolution No. 862, such agency provided certain flexibilities to the terms of permanence of such securities.

These measures aimed at restricting the MULC in order to contain the demand for dollars imply the request of prior authorization from the BCRA for certain transactions, including the following:

- payment of dividends to non-residents;

- payment of imports of certain goods abroad or cancellation of debts originated in the importation of such goods except for certain exceptions expressly provided for in the applicable regulations;

- the formation of foreign assets; and

- payment of financial loans to non-residents.

In case of having requested access to the MULC, it must assume the commitment to enter and settle in the foreign exchange market, within five working days of its availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a time deposit or the sale of any type of asset, when the asset had been acquired, the deposit constituted or the loan granted after May 28, 2020.

Additionally, on September 15, 2020, the BCRA published Communications "A" 7105 and 7106 by which it is established, among other measures, that those who register financial debts with independent parties with principal maturities in foreign currency scheduled between October 15, 2020 and March 31, 2021, must submit to the BCRA a refinancing plan for the principal maturities based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount maturing in the period indicated above, and (b) that the remaining principal be, at least, refinanced with new external indebtedness with an average life of 2 years, provided that the new indebtedness is settled in the exchange market.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The aforementioned rule does not have immediate effect on the Company since the amortization of the principal of its marketable debentures occurs on May 2, 2025, which is not within the aforementioned term. On the other hand, as of the date of issuance of these consolidated financial statements, the Company paid all the interest installment corresponding to its financial debt on November 2, 2020.

Additionally, the exchange regime already determined as mandatory the entry and liquidation in local currency of the funds obtained as a result of the following operations and concepts, among others:

- Exports of goods and services;

- Collection of pre-financing, advances and post-financing of exports of goods;

- Exports of services;

- Disposal of foreign assets.

These foreign exchange restrictions, or those that may be enacted in the future, could affect the Company's ability to access the official foreign exchange market to acquire the foreign currency necessary to meet its financial obligations. Assets and liabilities denominated in foreign currency as of December 31, 2020 have been valued considering the current exchange rates in the MULC.

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2020 and 2019. Total revenues denominated in Argentine Pesos accounted for 65% and 74% for the years ended December 31, 2020 and 2019, respectively.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term. During fiscal years 2020 and 2019, the Company did not contract derivative financial instruments to hedge this risk.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2020, 96% of the Company's fund placements are denominated in U.S. dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net liability position as of December 31, 2020 and 2019, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 2,533,781 and Ps. 3,491,865, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2020 and 2019 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2020 and 2019:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Marketing segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Ministry of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability. Especially during the first half of 2020, and due to the effect of COVID and the international oil market situation, the price of Liquids was negatively affected with year-on-year declines during that period in the order of 30%. However, as of the last quarter of 2020 and subsequent to the end of the year, international prices recovered sharply. Likewise, in the domestic market, the price of natural gas at wellhead during fiscal year 2020 has been significantly reduced, measured in U.S. dollars, which benefits the RTP for processing at the Cerri Complex. These factors, among others, have allowed 2020 operating margins for this segment to be maintained over the prior year.

Based on volume of sales for the years ended December 31, 2020 and 2019, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 2,018,826 and Ps. 1,569,844, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

Derivative financial instruments

On July 23, 2018 tgs entered into an agreement with a recognized financial institution to hedge propane, butane and natural gasoline export prices (put contracts), with the objective of offsetting potential losses that could be generated in the event that export prices fall below breakeven prices (those that equal costs). Such agreement was effective between October 2018 and April 2020, according to the following monthly tons:

Period	Propane	Butane	Natural Gasoline
October 2018 – April 2019	6,663	4,967	2,976
May 2019 – September 2019	-	-	4,519
October 2019	9,996	7,727	4,630
November 2019 – April 2020	14,438	11,038	6,614

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. The Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

As of December 31, 2020, the Company does not hold derivative financial instruments. As of December 31, 2019, the balance is Ps. 373,058 and is recorded under "Derivative financial instruments".

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2020 and 2019, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of net sales made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2020 and 2019 and the sales receivable balances (net of allowances) as of December 31, 2020 and 2019 are set forth below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The amounts of Liquids Production and Marketing net sales made to major customers during the years ended December 31, 2020 and 2019 and sales receivable balances (net of allowances) as of such date are set forth below:

Cash and financial investments

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets at amortized cost.

During the year 2020, the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 7,977,729, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2020.

Subsequent to December 31, 2020, Ps. 1,346,192 have been incurred as a result of exchange losses accrued on this type of financial instruments held at year-end.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii)loans to related parties, (iii) other financial assets, (iv) trade receivables, (v) other receivables and (vi) derivative financial instruments as of December 31, 2020 and 2019:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2020 and 2019. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk.

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2020 and 2019, the gearing ratio was as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS 7, IAS 32 and IFRS 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2020 and 2019 is included below:

December 31, 2020		
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS			
Trade receivables	-	6,147,453	6,147,453
Other receivables	-	673,142	673,142
Derivative financial instruments	-	-	-
Other financial assets at amortized cost	-	18,319	18,319
Other financial assets at fair value through profit or loss	2,120,788	-	2,120,788
Cash and cash equivalents	3,176,316	1,477,090	4,653,406
Total current assets	**5,297,104**	**8,316,004**	**13,613,108**
NON-CURRENT ASSETS			
Other receivables	-	7,603	7,603
Other financial assets at amortized cost	-	13,759,012	13,759,012
Total non-current assets	**-**	**13,766,615**	**13,766,615**
Total assets	**5,297,104**	**22,082,619**	**27,379,723**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	2,803,596	2,803,596
Loans	-	936,766	936,766
Payroll and social security taxes payables	-	991,669	991,669
Other payables	-	301,974	301,974
Total current liabilities	**-**	**5,034,005**	**5,034,005**
NON-CURRENT LIABILITIES			
Loans	-	42,932,658	42,932,658
Total non-current liabilities	**-**	**42,932,658**	**42,932,658**
Total liabilities	**-**	**47,966,663**	**47,966,663**

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2020 and 2019, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The table below shows different assets at their fair value classified by hierarchy as of December 31, 2020:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2020, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets at amortized cost consists of time deposits made with financial institutions at current market rates.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2020, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 ("Resolution 4362 ").

•Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. tgs notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by tgs in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to tgs tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, tgs made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a period of 180 as days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, which will have the purpose of coordinating the comprehensive tariff review process set forth in Article 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Decree No. 543/2020 by which the natural gas transportation and distribution tariffs were extended without adjustments for an additional term of 180 calendar days, that is, until December 16, 2020.

Through the Necessity and Urgency Decree No. 1,020/2020 ("Decree 1,020"), the PEN initiated the renegotiation of the RTI concluded in 2018, which may not exceed 2 years. Until then, the renegotiation agreements in force are suspended. Such renegotiation remains in the power of ENARGAS ad referendum of the PEN.

In addition, Decree 1,020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. It should be noted that all agreements, whether transitory or general, entered into with the National Government must not only be subject to the public hearing procedures provided by the regulations in force, but also to the authorization of the different governmental agencies.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020.

On February 22, 2021, ENARGAS issued Resolution No. 47/2021 by means of which a public hearing was called for March 16, 2021 in order to consider the transitional tariff increase according to Decree 1,020.

Deferral of collections

On June 21, 2019, the SGE issued Resolution No. 336/2019 (the "Resolution 336") by which it provided for the deferral of payment of 22% on invoices issued to natural gas distributors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

between July 1, 2019 and October 31, 2019 for services rendered to residential natural gas users.

The deferrals described were recovered from invoices issued as from December 1, 2019 in five monthly, equal and consecutive installments.

As of December 31, 2019, the Company had sales receivables from natural gas distribution companies of Ps. 1,641,896 in respect of such items.

b)General framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885.

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

Additionally, the Company is a party to the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Within the framework of the path of gradual reduction of subsidies provided by the former MINEM, on March 31, 2017 the former MINEM issued Resolutions No. 74/2017 ("Resolution 74") and No. 474-E/2017 ("Resolution 474") by which an increase in the price of indiluted propane gas destined to the Propane for Networks Agreement is provided as from April 1 and December 1, 2017, respectively. As from such dates the price paid by the customer was set at Ps. 1,267/tn and Ps. 2,832/tn (as provided by Resolution 74) and Ps. 1,941.20/tn and Ps. 3,964/tn (as provided by Resolution 474), respectively, depending on the customer to whom the product is destined.

Finally, in May 2018 tgs entered into the sixteenth extension to the Propane Agreement for Networks which served as a framework for the commercialization of the products stipulated therein for the period April 1, 2018 - December 31, 2019. Additionally, this last extension fixed the price at which the propane destined to this program was marketed to the customer. Notwithstanding the foregoing, on January 14, 2020 tgs received the instruction issued by the Secretary of Energy to proceed with the propane deliveries according to the conditions of the sixteenth extension of the Propane for Networks Agreement. Subsequently, the Company entered into the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020. As of the date of issuance of these Financial Statements, this agreement has not been extended.

During 2020 and 2019, the Company received Ps. 150,196 and Ps. 637,810, respectively, for subsidies for the above-mentioned Programs.

As mentioned above, participation in the Plan Hogar implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices below production costs.

As of December 31, 2020, the Argentine State owes tgs Ps. 302,777 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2020 and December 31, 2019 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2020 and 2019, tgs´ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer as of December 31, 2020
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

	Amount of common stock, subscribed, issued and authorized for public offer as of December 31, 2019
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	379,415,934	9,886,755	389,302,689
Total	784,608,528	9,886,755	794,495,283

tgs' shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

During fiscal year 2019, the Company's Board of Directors approved three programs for the acquisition of the Company's own shares, on March 27, August 26 and November 19, which were executed in accordance with the conditions established therein. For the definition of these programs, the Board of Directors considered the solid cash and investment position of the Company, and approved them in view of the distortion evidenced between the economic value of the Company, as measured by its current businesses and those derived from projects under development, and the market price of its shares.

As mentioned in "c. Distribution of dividends", treasury shares acquired as of October 31, 2019 were earmarked for payment of a stock dividend.

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs´ treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program will run until March 22, 2021.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The acquisition cost of the treasury shares in portfolio amounted to Ps. 3,715,523, which, together with the trading premium on treasury shares of Ps. 1,077,841, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c) Dividend distribution

Cash dividends

During the year ended December 31, 2019, the Company paid dividends as follows:

- The General Shareholders' Meeting of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 12,505,672 (Ps. 16.0198 per share).

- The Board of Directors of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 433,923 (Ps. 0.5559 per share).

- On October 31, 2019, the Company's Board of Directors approved, together with the distribution in kind mentioned below, to make available to the shareholders as of November 13, 2019 a cash dividend amounting to Ps. 348,981 (Ps. 0.4562 per share). Such dividend was offset - where applicable - with income tax withholding on the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), if applicable.

During the year ended December 31, 2020, the Company did not pay any dividends.

Treasury shares distribution

On October 17, 2019, the Ordinary and Extraordinary General Shareholders´ Meeting of the Company decided to distribute among all shareholders in proportion to their holdings, in the terms provided in Article 67 of Law No. 26,831 all of the treasury shares in the portfolio for 29,444,795 class B shares and also delegated to the Board of Directors the broadest powers to effect the distribution of the shares indicated in accordance with current regulations, including the determination of the timing of such payment.

Subsequently, on October 31, 2019, the Board of Directors of tgs decided to make available to shareholders, as of November 13, 2019, the treasury shares, making it known that said distribution constitutes 0.0385 shares per ordinary share and 0.192 shares per ADR, both outstanding, representing approximately 3.706% of the share capital of tgs, which amounts to Ps. 794,495.

The market value of these shares amounted to Ps. 4,394,621 being their acquisition cost of Ps. 5,507,893. This transaction was accounted for as an equity transaction generating a "Additional paid-up capital" of Ps. 1,077,841 which was charged to the Company's equity.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. LEGAL CLAIMS AND OTHER MATTERS

a)Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by tgs as fuel to render its transportation services. In this framework there have been initiated several lawsuits against tgs, which have adversely concluded by the Company.

As of December 31, 2020 and 2019, the Company has recorded a provision for these concepts of Ps. 764.3 million and Ps. 701.3 million, respectively, recorded in the caption "Provisions", determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

b)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by tgs in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which tgs requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by tgs, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Considering that the six-month term should not be computed during fair periods, the remaining term of 2 months and 9 days was completed on September 29, 2020.

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

Management believes it has sufficient valid arguments to defend its position, and thus, has not provided for the debt generated by the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the injunction and April 1, 2016, the effective date of Resolution No. 28.

c)Recovery action of VAT and income tax

On October 9, 2008, tgs signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, tgs was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 tgs filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

On May 24, 2013, tgs filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by tgs amounted to Ps. 102.5 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, tgs filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by tgs.

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by tgs and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an Extraordinary Appeal - which was granted on September 26, 2019 in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then Complaint Appeal. As of the date of issuance of these financial statements, the case is being resolved by the Supreme Court of Justice of the Nation.

At December 31, 2020 and 2019 there are no account receivables booked per this recovery action.

d)Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which tgs is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In March 2017, tgs partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2020 and 2019 it has no recorded any provision for this concept.

e)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2020, the total amount of these provisions amounted Ps. 22 million.

f)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2020 and 2019, the total amount of these provisions amounted Ps. 74.4 million and Ps. 47.2 million, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, will mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2020 and 2019 were Ps. 138,368 and Ps. 193,478, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2020 and December 31, 2019 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2020 and 2019 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2020:

Year ended December 31, 2019:

Additionally, during the years ended December 31, 2020 and 2019, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 481,065 and Ps. 2,350,271, respectively, which are capitalized within the balance of PPE.

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2020, the Company had the following contractual commitments:

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2020 (US$ 1.00 = Ps. 84.15). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A., a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime. The parties are currently engaged in a detailed calculation of the items involved in the claim. In this regard, the UT has only carried out essential tasks, pending approval of a construction schedule appropriate to the actual execution of the works. The Company does not consider that there will be significant negative effects derived from this request to the Argentine Government.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on March 9, 2021.

There are no subsequent events between the closing date of year ended December 31, 2020 and the the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

Horacio Turri

Chairman of the Board of Directors

INDEPENDENT AUDITOR´S REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal Address: Don Bosco 3672, Floor 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I.Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as of December 31, 2020, and the consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year ended on that date, and notes to the consolidated financial statements, which includes a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Group's consolidated financial position as of December 31, 2020, and its financial performance and its cash flows for the year ended on that date, in accordance with the International Financial Reporting Standards (IFRS).

Basis of opinion

We have conducted our audit in accordance with the International Audit Standards (ISAs) as issued by the International Audit and Assurance Standards Board (IAASB).  Our responsibilities under these standards are described later in the section "Auditor's responsibilities in relation to auditing consolidated financial statements" of our report. We consider that the evidence we have obtained provide a sufficient and appropriate basis for our opinion.

Independence

We are independent of the Group in accordance with the "International Code of Ethics for Accounting Professionals (including International Standards of Independence)" of the International Ethics Standards Council for Accountants (IESBA Code) together with the ethical requirements that apply to our audit of the consolidated financial statements in Argentina, and we have fulfilled the other ethical responsibilities in accordance with those requirements and the IESBA Code.

Key audit matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the current period matter included below, our description of how our audit addressed the matter is provided in that context.

English translation of the original report issued in Spanish for publication in Argentina

Key audit matters	Audit response

Recoverability of property, plant and equipment

As of December 31, 2020, the Group maintained thousands of pesos 92,074,404 accounted as property, plant and equipment (PPE) related to Natural Gas Transportation and Other Services cash-generating units. At that date, the Group has recognized an impairment loss in PPE related to the Natural Gas Transportation cash-generating unit of thousands of pesos 3,114,056 before income tax. As mentioned in Note 5(a) to the accompanying consolidated financial statements, an impairment test of PPE is performed when an existing event or one that will take place in the near future indicates that the recoverable value of PPE amounts may be affected. The recoverable amount of an asset is the highest between fair value less costs to sale of that asset and its value in use. The value in use of Natural Gas Transportation and Other Services cash-generating units is calculated based on discounted future cash flows, which are prepared for each cash-generating unit considering, among others, significant assumptions related to future tariff adjustments based on negotiations, the future expectation arising from the need for gas producers in Vaca Muerta fields to evacuate untreated natural gas, the discount rate and expected future macroeconomic variables, such as inflation and exchange rates.

This matter is key because it involves the application of critical judgment and significant estimates by Management, which are subject to uncertainty and future events. In turn, it led to a high degree of judgment and effort on the part of the auditor in performing procedures to evaluate cash flow projections carried out by Management and test significant assumptions.

Audit procedures carried out on this key matter included, among others:

•evaluate estimation methodology;

•test significant assumptions such as future tariff adjustments, future expectation arising from the need for gas producers in Vaca Muerta fields to evacuate untreated natural gas, discount rate, and expected future macroeconomic variables, such as inflation and exchange rates, and test the completeness, accuracy, and relevance of the underlying data used. Significant assumptions were compared with available economic trend data and certain changes were made to regulatory assumptions and other factors to assess how they would affect our conclusions. The historical experience of Management's estimates was also assessed, and sensitivity analyses of significant assumptions were conducted to assess changes in the value in use that would result from changes in assumptions;

•test the arithmetic accuracy of the discounted cash flow model;

•and assess the completeness of disclosures in the consolidated financial statements.

Professionals with specialized skills and expertise were used in the evaluation of the methodology and significant assumptions used in future cash flows estimated by Management.

Information accompanying the consolidated financial statements ("other information")

The other information includes the information contained in consolidated annual report and summary of events. This information is different from the consolidated financial statements and our auditor´s report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

English translation of the original report issued in Spanish for publication in Argentina

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude, as far as it is within our competence, that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free of material misstatements, whether due to fraud or error.

In the preparation of consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as appropriate, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseen the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement due to fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

English translation of the original report issued in Spanish for publication in Argentina

•Conclude on the appropriateness of the use, by Management, of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty, we are required to draw attention in our auditor´s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence in relation to financial information from entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with Audit Committee related to, among other matters, the planned scope and timing of the audit, and significant audit findings, including any significant internal control deficiencies that we identify during our audit.

We also provide the Audit Committee a statement that we have complied with relevant ethics requirements related to independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

Of the matters communicated to the Audit Committee, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, consequently, the key audit matters. We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonable be expected to outweigh the public interest benefits of such communication.

II.Report on other legal and regulatory requirements

In compliance with current regulation, we report that:

(a)The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and, in our opinion, were prepared in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV.

(b)The separate financial statements of Transportadora de Gas del Sur S.A. as of December 31, 2020 arise from accounting records kept in all formal respects in conformity with current legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the CNV.

English translation of the original report issued in Spanish for publication in Argentina

(c)At December 31, 2020 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Pesos 84,837,036 none of which were due at that date.

(d)We have performed money laundering procedures and anti-terrorist financing procedures required for Transportadora de Gas del Sur S.A. in the current professional standards.

(e)As required by article 21°, indent b), chapter III, section VI, Title II of the CNV rules, we report that total audit and related services fees billed to Transportadora de Gas del Sur S.A. by Price Waterhouse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. in the fiscal year ended December 31, 2020 represent:

e. 1) The 100% and 69% total fees for services billed to Transportadora de Gas del Sur S.A. for any service in that financial year, respectively;

e .2) The 10% and 88% total fees for audit and related services billed to Transportadora de Gas del Sur S.A. its parent companies, subsidiaries and related companies during that year, respectively;

e. 3) The 10% and 63% total fees for services billed to Transportadora de Gas del Sur S.A., its parent companies, subsidiaries and related companies during that year, respectively.

City of Buenos Aires, March 9, 2021.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 5, 2021